UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated May 20, 2009

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     ✓      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-      .

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on May 19, 2009, entitled “VODAFONE ANNOUNCES RESULTS FOR THE YEAR ENDED 31 MARCH 2009”.

VODAFONE GROUP PLC	Embargo:
Not for publication
VODAFONE ANNOUNCES RESULTS FOR	before 07:00 hours
THE YEAR ENDED 31 MARCH 2009	19 May 2009

Key highlights(1):

•                  Group revenue £41.0 billion, up 15.6%; pro forma up 1.3% excluding foreign exchange

– Europe revenue up 13.6%; outgoing voice usage up 9.4%

– Africa and Central Europe revenue growth 11.2%

– Asia Pacific and Middle East revenue growth 32.3%, driven by India

– Group data revenue up 43.7% to £3.0 billion

•                  Group adjusted operating profit up 16.7% to £11.8 billion before impairment charges

– Group EBITDA up 10.0% to £14.5 billion

– Verizon Wireless profit up 44.7%; Alltel acquisition creates largest US wireless operator

•                  Impairment charges increased to £5.9 billion, primarily in respect of Spain

•                  Free cash flow(2) £5.7 billion up 2.5%

•                  Adjusted earnings per share up 37.4% to 17.17 pence; basic earnings per share 5.84 pence after impairment charges

•                  Final dividend per share of 5.20 pence; total dividends per share up 3.5% to 7.77 pence

•                  £1 billion cost reduction programme accelerated; over 65% expected to be achieved in the 2010 financial year

•                  Proportionate mobile customer base of 303 million at 31 March 2009

Outlook for the 2010 financial year:

•                  Free cash flow(2) in the range of £6.0 billion to £6.5 billion

•                  Adjusted operating profit in the range of £11.0 billion to £11.8 billion

– Challenging environment; recent revenue trends assumed to continue

– EBITDA margin expected to decline at a slightly slower rate

– Depreciation and amortisation around £8.5 billion, reflecting India, Vodacom and foreign exchange

– Capital expenditure similar to the 2009 financial year after adjusting for foreign exchange

Vittorio Colao, Chief Executive, commented:

These results demonstrate the impact of the early actions we took to address the current economic conditions and highlight the benefits of our geographic diversity. The business continues to generate cash strongly and we have made good progress in implementing the strategy announced in November. Data revenue grew to £3 billion for the year and our broadband and enterprise businesses continue to perform well. Our £1 billion cost reduction programme is ahead of plan and we continue to explore further ways to reduce cost. We maintain our tight focus on capital discipline and returns to shareholders.

(1)   See page 5 for Group financial highlights, page 28 for use of non-GAAP financial information and page 39 for definition of terms.

(2)   Before licence and spectrum payments.

CHIEF EXECUTIVE’S STATEMENT

Financial review of the year

These financial results reflect the benefits of the actions we took to adjust to the deteriorating economic environment, in particular with respect to costs. We achieved results in line with all of the guidance ranges we issued in November 2008 and also generated free cash flow in line with the initial guidance range we established in May 2008, before the extent of the downturn became apparent.

During the year, Group revenue increased by 15.6% to £41.0 billion and by 1.3% on a pro forma basis, including India, which was acquired in May 2007. The Group’s EBITDA margin declined by 1.8 percentage points, in line with the first half and our expectations, one third of which was due to the impact of acquisitions and disposals, foreign exchange and business mix. Group adjusted operating profit increased by 16.7% to £11.8 billion, with a growing contribution from Verizon Wireless and foreign currency benefits offsetting weaker performance in Europe. At year end, Vodafone had 303 million proportionate mobile customers worldwide.

Cash generation remained robust, with free cash flow of £5.7 billion before licence and spectrum payments, up around 3%, with foreign currency benefits being offset by the deferral of a £0.2 billion dividend from Verizon Wireless, which was received in April 2009.

The economic downturn is affecting Vodafone in several ways. In our more mature European and Central European operations, voice and messaging revenue has declined, primarily driven by lower growth in usage and continued double digit price declines. Roaming revenue fell due to lower business and leisure travel. Enterprise revenue growth slowed as our business customers reduced activity and headcount. Double digit data revenue growth continued, as we actively market increasingly attractive network speeds, handsets and services into an under penetrated market. In contrast to Europe, results in Africa and India remained robust driven by continued but lower GDP growth and increasing penetration.

In Europe, organic service revenue declined by 1.7% reflecting the economy and a strongly competitive environment. Ongoing price pressures and lower volume growth in our core voice products are still being substantially offset by good growth in data. Europe EBITDA margins, including Common Functions, which substantially support our European operations, declined by 1.1 percentage points, driven by an increasing contribution from lower margin fixed broadband. Mobile contribution margins remained stable. Operating free cash flow before licence and spectrum payments was strong at £7.6 billion.

In Africa and Central Europe, organic revenue grew by 3.9%, with double digit revenue growth at Vodacom being offset by weakness in Turkey. After the year end, we completed our transaction with Telkom in South Africa and increased our ownership of Vodacom to 65%. EBITDA margins declined by around three percentage points, driven substantially by lower profitability in Turkey where, having appointed new management in early 2009, we will continue to implement our turnaround plan with a primary focus on network quality, distribution and competitive offers.

In Asia Pacific and Middle East, revenue increased by 19% on a pro forma basis, reflecting a strong contribution from India where revenue grew by 32.9% on a pro forma basis. During the 2009 financial year we added 24.6 million customers in India and ended the year with the highest rate of net additions in the market. In Egypt, revenue increased by 11.9% at constant exchange rates and EBITDA margins remained broadly flat. The EBITDA margin in the region declined by 3.7 percentage points, reflecting lower margins in India caused by the pricing environment, the impact of our IT outsourcing agreement and investment in new circles.

Verizon Wireless posted another set of strong results. Organic service revenue growth was 10.5%, driven by increased customer penetration and data. In January 2009, Verizon Wireless completed its acquisition of Alltel which is expected to generate cost synergies with a net present value of over US$9 billion and makes Verizon Wireless the largest US mobile company with 87 million customers. During the year, we have deepened our commercial relationship with Verizon Wireless, which now contributes 30% of our adjusted operating profit, with joint initiatives around LTE technology, enterprise customers and BlackBerry® devices.

The Group invested £5.9 billion in capital expenditure, including £1.4 billion in India to drive growth. Capital intensity in Europe was slightly above our 10% target as we took advantage of our strong cash generation to accelerate investment in broadband and higher speed capability on our networks in order to continue to support our strategy and improve our customers’ experience.

The Group incurred impairment charges of £5.9 billion in the financial year, the majority of which related to Spain.

CHIEF EXECUTIVE’S STATEMENT

Adjusted earnings per share increased by 37.4% to 17.17 pence, benefiting from a favourable foreign exchange environment and a one off tax benefit. Excluding these factors, adjusted earnings per share rose by around 3%.

In line with the Group’s progressive dividend policy, dividends per share have increased by 3.5% to 7.77 pence, reflecting the underlying earnings and cash performance of the Group.

Strategy

We have made good progress in implementing the strategy announced in November 2008.

Drive operational performance

To enhance commercial value, we are developing and launching services which deliver more value in return for a wider commitment from customers. In Germany, we have extended our SuperFlat tariff family to include bundled mobile data and fixed broadband options. SuperFlat net additions have remained strong at 404,000 in the last quarter. Similar concepts of value enhancement products have been launched in most European markets, including Italy, Spain, the UK and Ireland.

We have accelerated our £1 billion cost reduction programme, which will help us to offset the pressures of cost inflation and the competitive environment and invest in revenue growth opportunities. In the 2009 financial year, we achieved approximately £200 million of cost savings, which were partially offset by restructuring charges. We now intend to deliver at least 65% of the total programme in the 2010 financial year, ahead of plan. The benefits of the programme are visible in our results. In the 2009 financial year, despite significant increases in mobile voice minutes and data usage, Europe’s operating expenses remained broadly flat and mobile contribution margins were stable.

Since November 2008: we have established the Vodafone Roaming Services business unit, which will manage international wholesale roaming activities across the Group; we have outsourced our field network maintenance operations in the UK; and we have executed network sharing arrangements across Germany, Ireland, Spain and the UK.

We are reviewing our programme to identify further ways in which the Group can benefit from its regional scale and further reduce costs in order to offset external pressures and competitor action and invest in growth.

Pursue growth opportunities in total communications

Data revenue grew by 25.9% on an organic basis and is now over £3 billion. We continue to push penetration of handheld business and PC connectivity devices. In April, Verizon Wireless joined the Joint Innovation Lab (‘JIL’) established by Vodafone, China Mobile and SoftBank. The JIL is creating a single platform for developers to create mobile widgets and applications on multiple operating systems and access the partners’ combined 1.1 billion customer base. Vodafone will also provide access to third parties to billing, location and other platforms, to enhance user experience and create a favourable environment for all.

In fixed broadband, we have continued to grow our customer base in Italy and Spain, and in Germany, returned to revenue growth in the fourth quarter. We now have 4.6 million customers, an increase of around 1 million during the year, of which 0.6 million arose in the second half. The addition of appropriate quality fixed broadband capability is increasing the range of products we can offer to customers, in particular in enterprise, and providing us with the ability to compete with integrated competitors.

Europe’s enterprise revenue grew by 1.2% during the year, ahead of overall business trends, demonstrating the progress we are making to address the enterprise opportunity. Vodafone Global Enterprise, which serves our larger enterprise customers on a Group-wide basis, delivered revenue growth of around 9%, demonstrating the appeal of Vodafone to multinational corporations.

Execute in emerging markets

We have continued to drive penetration in India, generating strong revenue growth from our brand and commercial offers and a substantial investment in network coverage. Indus Towers, our infrastructure joint venture with Bharti and Idea, began operating during the financial year. We expect Indus Towers will enable Vodafone to increase its capital efficiency in India and also to benefit from revenue generated from selling capacity to other operators. Growth at Vodacom, which has strengthened its total communications offering through the acquisition of Gateway,

CHIEF EXECUTIVE’S STATEMENT

has been strong. Our performance in Turkey, where we remain focused on our turnaround plan, has been disappointing. We will continue to invest throughout the 2010 financial year to relaunch the company. In Qatar, the Group commenced operations after the end of the financial year, having been awarded the second licence with its partner, the Qatar Foundation, during the year. In August 2008, the Group acquired 70.0% of Ghana Telecommunications, an integrated mobile and fixed line telecommunications operator, which has since been rebranded to Vodafone.

Whilst emerging markets are of interest to us, we remain cautious and selective on future expansion. Our primary focus will remain on driving results from our existing assets.

Strengthen capital discipline

During the year we returned approximately 87% of free cash flow before licence and spectrum payments to shareholders in the form of dividends and share buy backs. Net debt has increased to £34 billion, primarily as a result of foreign currency movements. The Group has retained a low single A credit rating in line with its target.

In February 2009, consistent with our active stance on in-market consolidation, we agreed to merge Vodafone Australia with Hutchison 3G Australia to create a new jointly owned company which will operate under the Vodafone brand. This transaction, which is subject to regulatory approval, is expected to generate cost synergies with a present value of AUS$2 billion and will release capital to Vodafone through a AUS$0.5 billion deferred payment. Customers in Australia will benefit from the enlarged entity’s scale.

Prospects for the year ahead

In Europe and Central Europe, operating conditions will be challenging in the 2010 financial year. IMF forecasts indicate a GDP decline of 4% in 2009 across the Vodafone footprint within Europe and Central Europe and that unemployment could increase significantly. In these markets, we expect that voice and messaging revenue trends will continue as a result of ongoing pricing pressures and slowing usage. However, we expect further growth in data revenue. In Turkey, where we will focus on our turnaround plan, we expect that the 2010 financial year will be challenging. Revenue growth in other emerging markets, in particular India and Africa, is expected to continue as we drive penetration in these markets. We expect another year of good performance at Verizon Wireless.

Adjusted operating profit is expected to be in the range of £11.0 billion to £11.8 billion. We have widened our outlook for adjusted operating profit this year to reflect current economic uncertainty. Performance will be determined by actual economic trends, our success in closing the performance gaps we have identified in certain markets and the extent to which we decide to reinvest cost savings into total communications growth opportunities. Underlying EBITDA margins, before the impact of acquisitions and disposals, foreign exchange and business mix, are expected to decline by a similar amount to the 2009 financial year. This trend reflects the benefit of the acceleration of the Group’s cost savings programme in a weaker revenue environment. Overall Group EBITDA margin is expected to decline at a slightly slower rate.

Free cash flow before licence and spectrum payments is expected to be in the range of £6.0 billion to £6.5 billion, ahead of our medium term target to deliver between £5.0 and £6.0 billion annual free cash flow. We intend to maintain European capital intensity at around 10% of revenue and to continue to invest significantly in India. Capital expenditure is expected to be similar to last year after adjusting for foreign currency.

Summary

Overall, these results reflect the benefits of Vodafone’s exposure to a diverse range of economies, our successful exploitation of data services and the opportunities derived from our regional approach, as well as the initial impact of our accelerated £1 billion cost savings programme.

We are confident that our strategy is appropriate for the current operating environment.

GROUP FINANCIAL HIGHLIGHTS

		2009	2008	Change%
	Page	£m	£m	Reported	Organic

Financial information(1)

Revenue	7, 24	41,017	35,478	15.6	(0.4)

Operating profit	7, 24	5,857	10,047	(41.7)

Profit before taxation	9, 24	4,189	9,001	(53.5)

Profit for the financial year	24	3,080	6,756	(54.4)

Basic earnings per share (pence)	9, 24	5.84p	12.56p	(53.5)

Capital expenditure(2)	29	5,909	5,075	16.4

Cash generated by operations	20	14,634	13,289	10.1

Performance reporting(1)(2)

Group EBITDA	7	14,490	13,178	10.0	(3.5)

Adjusted operating profit	7, 34	11,757	10,075	16.7	2.0

Adjusted profit before tax	9, 34	10,468	8,925	17.3

Adjusted effective tax rate	9	16.7%	28.1%

Adjusted profit for the year
attributable to equity shareholders	9, 34	9,057	6,628	36.6

Adjusted earnings per share (pence)	9, 34	17.17p	12.50p	37.4

Free cash flow before licence and spectrum
payments	20	5,722	5,580	2.5

Free cash flow(3)	20	4,987	5,540	(10.0)

Net debt	20, 21	34,223	25,147	36.1

Notes:

(1)     Amounts presented at 31 March or for the year then ended.

(2)     See page 28 for use of non-GAAP financial information and page 39 for definition of terms.

(3)     Includes licence and spectrum payments of £735 million (2008: £40 million), of which £647 million relates to Vodafone Qatar.

Outlook for the 2009	2009 actual
financial year	performance	Outlook(1)
	£ billion	£billion

Revenue	41.0	40.6 to 41.5

Adjusted operating profit	11.8	11.5 to 12.0

Capital expenditure	5.9	5.5 to 6.0

Free cash flow(2)(3)	5.7	5.5 to 6.0

Notes:

(1)     Previous outlook as published in the Group’s interim management statement for the quarter ended 31 December 2008. Actual foreign exchange rates did not differ significantly from those used in preparing that outlook statement. For further information on the basis of the Group’s outlook for the 2009 financial year, please see page 5 in the Group’s half-year financial report published on 11 November 2008.

(2)     The amount for the 2009 financial year is stated after £0.3 billion of tax payments, including associated interest, in respect of a number of long standing tax issues.

(3)     Before licence and spectrum payments.

OUTLOOK FOR THE 2010 FINANCIAL YEAR

Please see page 28 for use of non-GAAP financial information, page 39 for definition of terms and page 40 for forward-looking statements.

	2009 financial year	2010 financial year
	Actual performance	Outlook(1)(2)
	£ billion	£ billion
Adjusted operating profit	11.8	11.0 – 11.8

Free cash flow(3)	5.7	6.0 – 6.5

Notes:

(1)          Includes assumptions of average foreign exchange rates for the 2010 financial year of approximately £1:€1.12 (2009: 1.20) and £1:US$1.50 (2009: 1.72). A substantial majority of the Group’s adjusted operating profit and free cash flow is denominated in currencies other than sterling, the Group’s reporting currency. A 1% change in the euro to sterling exchange rate would impact adjusted operating profit by approximately £70 million.

(2)          The outlook does not include the impact of reorganisation costs arising from the Alltel acquisition by Verizon Wireless but includes the impact of the Group’s acquisition of a further 15.0% stake in Vodacom and the consolidation of that entity from 18 May 2009.

(3)          Excludes spectrum and licence payments but includes payments in respect of long standing tax issues. The amount for the 2009 financial year is stated after £0.3 billion of tax payments, including associated interest, in respect of a number of long standing tax issues.

In Europe and Central Europe, recent significant declines in GDP and continued competitive intensity will make operating conditions challenging in the 2010 financial year. In these markets, the Group expects that voice and messaging revenue trends will continue as a result of ongoing pricing pressures and slowing usage growth. However, further growth in data revenue is expected. In Turkey, the Group expects that the 2010 financial year will be challenging. Revenue growth in other emerging markets, in particular India and Africa, is expected to continue as the Group drives penetration in these markets. The Group expects another year of good performance at Verizon Wireless.

Adjusted operating profit is expected to be in the range £11.0 billion to £11.8 billion, with benefits from the improved foreign exchange environment being offset by weaker trends in trading. The wider outlook range for adjusted operating profit is consistent with the uncertain economic environment. Performance will be determined by actual economic trends, the Group’s speed in closing performance gaps which exist in certain markets and the extent to which the Group decides to reinvest part of its cost savings into total communications growth opportunities. Underlying EBITDA margins in the 2010 financial year, before the impact of acquisitions and disposals, foreign exchange and business mix, are expected to decline by a similar amount to the 2009 financial year, reflecting the benefit of the acceleration of the Group’s cost savings programme in a weaker revenue environment. Overall Group EBITDA margin is expected to decline at a slightly slower rate. Total depreciation and amortisation charges are expected to be around £8.5 billion, higher than in the 2009 financial year as the result of the acquisition of a further stake in Vodacom and the consolidation of that entity from 18 May 2009, capital expenditure in India and the impact of foreign exchange rates.

Free cash flow before licence and spectrum payments is expected to be in the range £6.0 billion to £6.5 billion, ahead of the Group’s medium term target to deliver between £5.0 and £6.0 billion annual free cash flow. Capitalised fixed asset additions are expected to be at a similar level to the 2009 financial year after adjusting for the impact of foreign exchange. European capital intensity will be around 10% of revenue and the Group expects to continue to invest in India.

The Group continues to make significant cash payments for tax and associated interest in respect of long standing tax issues. The Group does not expect resolution of the application of UK Controlled Foreign Company legislation to the Group in the near term.

The adjusted tax rate percentage is expected to be in the mid 20s for the 2010 financial year, driven by reducing rates of corporate taxation in certain countries where the Group operates, with the Group targeting a similar level in the medium term.

FINANCIAL RESULTS

FINANCIAL RESULTS

GROUP(1)(2)(3)

			Asia
		Africa	Pacific
		and	and
		Central	Middle	Verizon	Common
	Europe	Europe	East	Wireless	functions	Eliminations	2009	2008	% change
	£m	£m	£m	£m	£m	£m	£m	£m	£	Organic

Voice revenue	18,417	4,141	4,349	–	–	(1)	26,906	24,151
Messaging revenue	3,580	460	433	–	–	–	4,473	3,967
Data revenue	2,501	251	294	–	–	–	3,046	2,119
Fixed line revenue	2,587	88	53	–	–	(1)	2,727	1,874
Other service revenue	801	173	305	–	–	(137)	1,142	931
Service revenue	27,886	5,113	5,434	–	–	(139)	38,294	33,042	15.9	(0.3)
Other revenue	1,748	388	385	–	216	(14)	2,723	2,436
Revenue	29,634	5,501	5,819	–	216	(153)	41,017	35,478	15.6	(0.4)
Direct costs	(6,801)	(1,567)	(1,729)	–	(11)	138	(9,970)	(8,263)
Customer costs	(8,232)	(1,257)	(1,201)	–	(262)	1	(10,951)	(9,545)
Operating expenses	(4,179)	(987)	(1,150)	–	696	14	(5,606)	(4,492)
EBITDA	10,422	1,690	1,739	–	639	–	14,490	13,178	10.0	(3.5)
Depreciation and amortisation:
Acquired intangibles	(88)	(318)	(393)	–	–	–	(799)	(726)
Purchased licences	(940)	(27)	(50)	–	(1)	–	(1,018)	(909)
Other	(3,283)	(719)	(775)	–	(230)	–	(5,007)	(4,344)
Share of result in associates	520	26	4	3,542	(1)	–	4,091	2,876
Adjusted operating profit	6,631	652	525	3,542	407	–	11,757	10,075	16.7	2.0
Impairment losses							(5,900)	–
Other income and expense							–	(28)
Operating profit							5,857	10,047

Notes:

(1)	The Group revised its segment structure during the year. See “Change in segments” on page 39.
(2)	The Group changed its presentation of revenue and costs during the year. See “Change in presentation” on page 40.
(3)

Common Functions represents the results of the partner markets and the net result of unallocated central Group costs and recharges to the Group’s operations, including royalty fees for use of the Vodafone brand.

Revenue

Revenue increased by 15.6%, with favourable exchange rates contributing 13.0 percentage points and the impact of merger and acquisition activity contributing 3.0 percentage points to revenue growth. Pro forma revenue growth, including the acquisition in India and the acquisition of Tele2 in Italy and Spain, was 1.3%.

Revenue in Europe declined by 2.1% on an organic basis, as benefits from new tariffs and promotions and a strong performance in data revenue were more than offset by the impact of the deteriorating European economy on voice and messaging revenue, including from roaming, usage growth, ongoing competitive pricing pressures and lower termination rates.

In Africa and Central Europe, revenue grew by 3.9% on an organic basis, with double digit revenue growth in Vodacom being offset by weakening trends in Turkey and Romania. Benefits from the increase in the average customer base were partially offset by both weaker economic conditions in the more mature markets in Central Europe and the impact of termination rate cuts.

In Asia Pacific and Middle East, revenue grew by 19% on a pro forma basis including India, a result of the rise in the average customer base, although revenue growth has slowed, primarily as a result of stronger competition coupled with maturing market conditions.

FINANCIAL RESULTS

Operating profit

EBITDA increased by 10.0% to £14,490 million, with favourable exchange rates contributing 13.4 percentage points and the impact of merger and acquisition activity contributing 0.1 percentage points to EBITDA growth. Including India and Tele2 in Italy and Spain, pro forma EBITDA declined by 3%.

In Europe, EBITDA decreased by 7.0% on an organic basis, with a decline in the EBITDA margin, primarily driven by the downward revenue trend, the growth of lower margin fixed line operations, a brand royalty provision release included in the prior year in Italy and restructuring charges in a number of markets, which more than offset customer and operating cost savings. The European EBITDA margin, including Common Functions, which substantially support our European operations, declined by 1.1 percentage points, driven by an increasing contribution from lower margin fixed broadband.

Africa and Central Europe’s EBITDA decreased by 2.4% on an organic basis, with the EBITDA margin decreasing in the majority of markets due to continued network expansion, investment in the turnaround plan in Turkey and increased competition in Romania.

In Asia Pacific and Middle East, EBITDA increased by 6% on a pro forma basis including India, with a decline in the EBITDA margin as licensing costs increased and network expansion continued, primarily in India, but also through the build out in Qatar.

The increase in Common Functions EBITDA in the current year resulted primarily from the inclusion of a brand royalty payment charge in the prior year and increased brand revenue in the current year following agreement of revised terms with Vodafone Italy.

Operating profit decreased due to the growth in adjusted operating profit being more than offset by impairment losses in relation to operations in Spain (£3,400 million), Turkey (£2,250 million) and Ghana (£250 million). Adverse changes in macro economic assumptions generated the £550 million charge recorded in the second half of the financial year in relation to Turkey and all of the charge in relation to Ghana. Adjusted operating profit increased by 16.7%, or 2.0% on an organic basis, with a 16.5 percentage point contribution from favourable exchange rates, whilst the impact of merger and acquisition activity reduced adjusted operating profit growth by 1.8 percentage points.

The share of results in Verizon Wireless, the Group’s associated undertaking in the US, increased by 21.6% on an organic basis, primarily due to a focus on the high value contract segment and low customer churn. On 9 January 2009, Verizon Wireless completed its acquisition of Alltel Corp. (‘Alltel’), adding 13.2 million customers before required divestitures.

Net financing costs

	2009 £m	2008 £m

Investment income	795	714
Financing costs	(2,419)	(2,014)
Net financing costs	(1,624)	(1,300)

Analysed as:
Net financing costs before dividends from investments	(1,480)	(823)
Potential interest charges arising on settlement of outstanding tax issues(1)	81	(399)
Dividends from investments	110	72
	(1,289)	(1,150)
Foreign exchange(2)	235	(7)
Equity put rights and similar arrangements(3)	(570)	(143)
	(1,624)	(1,300)

Notes:

(1)          Includes release of a £317 million interest accrual relating to a favourable settlement of long standing tax issues. See “Taxation” on page 9.

(2)          Comprises foreign exchange differences reflected in the income statement in relation to certain intercompany balances and the foreign exchange differences on financial instruments received as consideration in the disposal of Vodafone Japan to SoftBank in April 2006.

(3)          Includes the fair value movement in relation to put rights and similar arrangements held by minority interest holders in certain of the Group’s subsidiaries. The valuation of these financial liabilities is inherently unpredictable and changes in the fair value could have a material impact on the future results and financial position of Vodafone. The amount for the year ended 31 March 2008 also includes a charge of £333 million representing the initial fair value of the put options granted over the Essar Group’s interest in Vodafone Essar, which was recorded as an expense. Further details of these options are provided on page 58 of the Group’s Annual Report for the year ended 31 March 2008.

Net financing costs before dividends from investments increased by 79.8% to £1,480 million, primarily due to mark-to-market losses in the current year compared with gains in the prior year and unfavourable exchange rate

FINANCIAL RESULTS

movements impacting the translation into sterling. The interest charge resulting from the 28.2% increase in average net debt was minimised due to changes in the currency mix of debt and significantly lower interest rates for US dollar and euro denominated debt. At 31 March 2009, the provision for potential interest charges arising on settlement of outstanding tax issues was £1,635 million (31 March 2008: £1,577 million).

Taxation

	2009 £m	2008 £m

Income tax expense	1,109	2,245
Recognition of pre-acquisition deferred tax asset	–	28
Foreign exchange adjustments on tax balances	145	–
Tax on adjustments to derive adjusted profit before tax	155	(72)

Adjusted income tax expense	1,409	2,201
Share of associated undertakings’ tax	422	448
Adjusted income tax expense for purposes of calculating adjusted tax rate	1,831	2,649

Profit before tax	4,189	9,001
Adjustments to derive adjusted profit before tax(1)	6,279	(76)
Adjusted profit before tax	10,468	8,925

Add: Share of associated undertakings’ tax and minority interest	495	504
Adjusted profit before tax for the purpose of calculating adjusted effective tax rate	10,963	9,429

Adjusted effective tax rate	16.7%	28.1%

Note:

(1)   See earnings per share below.

The adjusted effective tax rate for the year ended 31 March 2009 was 16.7% compared to 28.1% for the prior year. This rate is lower than that of the prior year primarily due to a benefit of £767 million following the resolution of long standing tax issues relating to the Group’s acquisition and subsequent restructuring of the Mannesmann Group. Excluding the impact of this settlement, the underlying rate was 24.5%, which was lower than the prior year due to a lower weighted average statutory rate and structural benefits from the ongoing enhancement of the Group’s internal capital structure.

Earnings per share

Adjusted earnings per share increased by 37.4% to 17.17 pence for the year ended 31 March 2009, resulting primarily from movements in exchange rates and the benefit from a favourable tax settlement, as discussed above. Excluding these factors, adjusted earnings per share rose by around 3%. Basic earnings per share decreased by 53.5% to 5.84 pence, including the impairment losses of £5.9 billion.

	2009 £m	2008 £m
Profit from continuing operations attributable to equity shareholders	3,078	6,660
Adjustments:
Impairment losses	5,900	–
Other income and expense(1)	–	28
Non-operating income and expense(2)	44	(254)
Investment income and financing costs(3)	335	150
	6,279	(76)
Taxation(4)	(300)	44
Adjusted profit attributable to equity shareholders	9,057	6,628

	Million	Million
Weighted average number of shares outstanding – basic	52,737	53,019
Weighted average number of shares outstanding – diluted	52,969	53,287

Notes:

(1)          The amount for the 2008 financial year represents a pre-tax charge offsetting the tax benefit arising on recognition of a pre-acquisition deferred tax asset.

(2)          The amount for the 2009 financial year includes a £39 million adjustment in relation to the broad based black economic empowerment transaction undertaken by Vodacom. The amount for the 2008 financial year includes £250 million representing the profit on disposal of the Group’s 5.60% direct investment in Bharti Airtel Limited.

(3)          See notes 2 and 3 in net financing costs on page 8.

(4)          See taxation above.

FINANCIAL RESULTS

EUROPE(1)(2)

	Germany	Italy	Spain	UK	Other Europe	Eliminations	Europe	% change
Year ended 31 March 2009	£m	£m	£m	£m	£m	£m	£m	£	Organic

Voice revenue	4,040	3,556	3,991	3,200	3,631	(1)	18,417
Messaging revenue	755	833	430	939	623	–	3,580
Data revenue	803	404	419	470	405	–	2,501
Fixed line revenue	1,769	417	265	31	105	–	2,587
Other service revenue	168	137	251	272	265	(292)	801
Service revenue	7,535	5,347	5,356	4,912	5,029	(293)	27,886	14.1	(1.7)
Other revenue	312	200	456	480	300	–	1,748
Revenue	7,847	5,547	5,812	5,392	5,329	(293)	29,634	13.6	(2.1)
Direct costs	(1,691)	(1,247)	(1,242)	(1,639)	(1,275)	293	(6,801)
Customer costs	(2,031)	(1,044)	(1,988)	(1,795)	(1,374)	–	(8,232)
Operating expenses	(1,067)	(832)	(685)	(739)	(856)	–	(4,179)
EBITDA	3,058	2,424	1,897	1,219	1,824	–	10,422	7.6	(7.0)
Depreciation and amortisation:
Acquired intangibles	–	(55)	(8)	(17)	(8)	–	(88)
Purchased licences	(419)	(95)	(7)	(333)	(86)	–	(940)
Other	(911)	(540)	(559)	(634)	(639)	–	(3,283)
Share of result in associates	–	–	–	–	520	–	520
Adjusted operating profit	1,728	1,734	1,323	235	1,611	–	6,631	6.8	(8.2)
EBITDA margin	39.0%	43.7%	32.6%	22.6%	34.2%		35.2%
Year ended 31 March 2008
Voice revenue	3,608	3,084	3,609	3,451	3,240	(1)	16,991
Messaging revenue	696	677	382	903	519	–	3,177
Data revenue	563	265	320	365	267	(1)	1,779
Fixed line revenue	1,531	137	86	24	49	–	1,827
Other service revenue	153	110	249	209	220	(285)	656
Service revenue	6,551	4,273	4,646	4,952	4,295	(287)	24,430
Other revenue	315	162	417	472	288	(3)	1,651
Revenue	6,866	4,435	5,063	5,424	4,583	(290)	26,081
Direct costs	(1,451)	(950)	(1,052)	(1,537)	(1,102)	287	(5,805)
Customer costs	(1,851)	(809)	(1,665)	(1,739)	(1,161)	3	(7,222)
Operating expenses	(897)	(518)	(540)	(717)	(692)	–	(3,364)
EBITDA	2,667	2,158	1,806	1,431	1,628	–	9,690
Depreciation and amortisation:
Acquired intangibles	–	(31)	(14)	(22)	(11)	–	(78)
Purchased licences	(354)	(80)	(6)	(333)	(73)	–	(846)
Other	(823)	(474)	(504)	(645)	(539)	–	(2,985)
Share of result in associates	–	–	–	–	425	–	425
Adjusted operating profit	1,490	1,573	1,282	431	1,430	–	6,206
EBITDA margin	38.8%	48.7%	35.7%	26.4%	35.5%		37.2%
	%	%	%	%	%
Change at constant exchange rates
Voice revenue	(5.1)	(2.4)	(6.3)	(7.3)	(5.0)
Messaging revenue	(8.2)	4.0	(5.1)	4.0	1.6
Data revenue	20.8	29.1	10.8	28.8	27.4
Fixed line revenue	(2.1)	100+	100+	29.2	78.0
Other service revenue	(8.2)	5.4	(14.3)	30.1	2.3
Service revenue	(2.6)	5.9	(2.4)	(0.8)	(0.8)
Other revenue	(15.9)	4.7	(7.5)	1.7	(12.3)
Revenue	(3.2)	5.8	(2.8)	(0.6)	(1.6)
Direct costs	(1.2)	10.9	(0.2)	6.6	(2.1)
Customer costs	(7.1)	9.0	1.0	3.2	0.1
Operating expenses	0.7	38.0 (3)	7.2	3.1	4.6
EBITDA	(2.9)	(5.2)	(11.0)	(14.8)	(5.0)
Depreciation and amortisation:
Acquired intangibles	–	48.6	(52.9)	(22.7)	(38.5)
Purchased licences	–	–	–	–	–
Other	(4.6)	3.8	(0.4)	(1.7)	0.5
Share of result in associates	–	–	–	–	4.6
Adjusted operating profit	(1.6)	(7.0)	(12.5)	(45.5)	(4.2)
EBITDA margin movement (pps)	0.2	(5.1)	(3.0)	(3.8)	(1.3)

Notes:

(1)          The Group revised its segment structure during the year. See “Change in segments” on page 39.

(2)          The Group changed its presentation of revenue and costs during the year. See “Change in presentation” on page 40.

(3)          Includes impact of the brand royalty provision release in prior year.

FINANCIAL RESULTS

Revenue increased by 13.6%, with favourable euro exchange rate movements contributing 14.3 percentage points of growth and mergers and acquisitions activity, primarily Tele2, contributing a further 1.4 percentage point benefit. The organic decline in revenue of 2.1% was a result of a 1.7% decrease in service revenue and a decline in equipment revenue, reflecting lower volumes.

Service revenue declined by 1.7% on an organic basis, reflecting a gradual deterioration over the year and a 3.3% decrease in the fourth quarter, with favourable trends in Italy more than offset by deteriorating trends in other markets, in particular Spain and Greece. The impact of the economic slowdown in Europe on voice and messaging revenue, including from roaming, ongoing competitive pricing pressures and lower termination rates were not fully compensated by increased usage arising from new tariffs and promotions and strong growth in data revenue.

EBITDA increased by 7.6%, with favourable euro exchange rate movements contributing 14.4 percentage points of growth and a 0.2 percentage point benefit from business acquisitions. The EBITDA margin declined 2.0 percentage points year on year, primarily driven by the downward revenue trend, the growth of lower margin fixed line operations, a brand royalty provision release included in the prior year in Italy and restructuring charges in a number of markets, which more than offset customer and operating cost savings.

The impact of merger and acquisition activity and foreign exchange movements on service revenue, revenue, EBITDA and adjusted operating profit are shown below:

	Organic change %	M&A activity pps	Foreign exchange pps	Reported change %
Service revenue
Germany	(2.5)	(0.1)	17.6	15.0
Italy	1.2	4.7	19.2	25.1
Spain	(4.9)	2.5	17.7	15.3
UK	(1.1)	0.3	–	(0.8)
Other Europe	(1.2)	0.4	17.9	17.1
Europe	(1.7)	1.4	14.4	14.1

Revenue - Europe	(2.1)	1.4	14.3	13.6

EBITDA
Germany	(2.7)	(0.2)	17.6	14.7
Italy	(6.4)	1.2	17.5	12.3
Spain	(10.5)	(0.5)	16.0	5.0
UK	(15.3)	0.5	–	(14.8)
Other Europe	(4.9)	(0.1)	17.0	12.0
Europe	(7.0)	0.2	14.4	7.6

Adjusted operating profit
Germany	(1.2)	(0.4)	17.6	16.0
Italy	(6.5)	(0.5)	17.2	10.2
Spain	(10.6)	(1.9)	15.7	3.2
UK	(47.1)	1.6	–	(45.5)
Other Europe	(5.3)	1.1	16.9	12.7
Europe	(8.2)	(0.3)	15.3	6.8

Germany

The 2.5% organic decline in service revenue was consistent with the prior year, benefiting from higher penetration of the new SuperFlat tariff portfolio. Data revenue growth remained strong, reflecting increased penetration of PC connectivity services in the customer base. Fixed line revenue declined during the year, but grew 2.1% at constant exchange rates in the fourth quarter, as the customer base has now largely migrated to new, lower priced tariffs. The fixed broadband customer base increased by 15.9% during the year to 3.1 million at 31 March 2009, with an additional 154,000 wholesale fixed broadband customers. On 19 May 2008, the Group acquired a 26.4% interest in Arcor, following which the Group owns 100% of Arcor. The integration of the mobile business and the fixed line operations has progressed, with cost savings being realised according to plan.

EBITDA margin remained broadly stable at 39.0%, reflecting an improvement in the mobile margin which was offset by a decline in the fixed line margin, with the former due to a reduction in prepaid subsidies and an increase in the number of SIM only contracts. Operating expenses were also broadly stable with the prior year as a current year restructuring charge of €35 million (£32 million) was more than offset by non-recurring adjustments, including favourable legal settlements.

FINANCIAL RESULTS

Italy

Organic service revenue growth was 1.2%, reflecting targeted demand stimulation initiatives, ARPU enhancing initiatives and strong growth in data revenue due to increased penetration of mobile PC connectivity devices, email enabled devices and mobile internet services. Organic fixed line revenue growth was 3.7%, supported by 278,000 fixed broadband customer net additions during the year as well as the benefit from the launch of Vodafone Station during the summer of 2008 and the continued good performance of Tele2.

EBITDA declined by 6.4% on an organic basis and EBITDA margin declined 5.1 percentage points at constant exchange rates, mainly due to a brand royalty provision release in the prior year. Excluding the impact of the brand royalty provision release and the impact of the acquisition of Tele2, the EBITDA margin was broadly stable, with an improvement in the mobile margin offsetting the increased contribution of lower margin fixed line services.

Spain

Service revenue declined by 4.9% on an organic basis, with an 8.6% decline in the fourth quarter. Negative trends in the economic environment put strong pressure on usage in some customer segments and led to increased involuntary churn. Data revenue growth accelerated during the year, driven primarily by PC connectivity services and an improvement in media content revenue growth following a successful campaign in the fourth quarter. Fixed line revenue continued to grow, supported by the launch of Vodafone Station.

EBITDA decreased by 10.5% on an organic basis, as the decline in service revenue and the dilutive effect of the increased contribution of lower margin fixed line services outweighed benefits from cost cutting initiatives in customer and operating costs.

UK

Service revenue declined by 1.1% on an organic basis, primarily due to a decrease in voice revenue resulting from increased competition in a challenging economic environment, customer optimisation of out of bundle offers and lower roaming revenue. Wholesale revenue increased due to the success of the mobile virtual network operator (‘MVNO’) business, principally ASDA and Lebara. Data revenue growth was maintained, driven primarily by increased penetration of mobile PC connectivity and mobile internet services. The acquisition of Central Telecom, which provides converged enterprise services, was completed in December 2008.

The 15.3% organic decline in EBITDA, which included the impact of a £30 million VAT refund in the prior year, was primarily due to higher off network usage in messaging services and higher retention costs. The cost of retaining customers increased as a higher proportion of the contract base received upgrades in the current year following the expiration of 18 month contracts, which were introduced in 2006. Operating expenses grew, primarily due to the impact of the sterling/euro exchange rate on euro denominated intercompany charges; otherwise operating expenses were broadly stable year on year.

Other Europe

On an organic basis, service revenue decreased by 1.2% during the year and 5.0% in the fourth quarter, as growth in the Netherlands was more than offset by declines in Greece and Ireland, where the trends have deteriorated throughout the year. The Netherlands benefited from a rise in the customer base and strong growth in visitor revenue. Both Greece and Ireland were impacted by deteriorating market environments, which worsened in the fourth quarter, and substantial price reductions in prepaid tariffs, whilst Greece was also affected by termination rate cuts.

The fall in EBITDA margin of 1.3 percentage points at constant exchange rates was primarily driven by the service revenue decline and restructuring charges recorded in the fourth quarter in most countries.

The share of profit in SFR increased, reflecting the acquisition of Neuf Cegetel and foreign exchange benefits on translation of the results into sterling.

FINANCIAL RESULTS

AFRICA AND CENTRAL EUROPE(1)(2)

	Vodacom	Other Africa and Central Europe(3))	Africa and Central Europe	% change
	£m	£m	£m	£	Organic
Year ended 31 March 2009
Voice revenue	1,291	2,850	4,141
Messaging revenue	92	368	460
Data revenue	99	152	251
Fixed line revenue	24	64	88
Other service revenue	42	131	173
Service revenue	1,548	3,565	5,113	10.7	3.1
Other revenue	230	158	388
Revenue	1,778	3,723	5,501	11.2	3.9
Direct costs	(420)	(1,147)	(1,567)
Customer costs	(438)	(819)	(1,257)
Operating expenses	(314)	(673)	(987)
EBITDA	606	1,084	1,690	1.3	(2.4)
Depreciation and amortisation:
Acquired intangibles	(62)	(256)	(318)
Purchased licences	(1)	(26)	(27)
Other	(169)	(550)	(719)
Share of result in associates	(1)	27	26
Adjusted operating profit	373	279	652	(13.3)	(12.9)

EBITDA margin	34.1%	29.1%	30.7%

Year ended 31 March 2008
Voice revenue	1,220	2,652	3,872
Messaging revenue	86	335	421
Data revenue	64	104	168
Fixed line revenue	–	16	16
Other service revenue	28	112	140
Service revenue	1,398	3,219	4,617
Other revenue	211	118	329
Revenue	1,609	3,337	4,946
Direct costs	(363)	(991)	(1,354)
Customer costs	(407)	(746)	(1,153)
Operating expenses	(253)	(517)	(770)
EBITDA	586	1,083	1,669
Depreciation and amortisation:
Acquired intangibles	(71)	(223)	(294)
Purchased licences	(1)	(21)	(22)
Other	(149)	(452)	(601)
Share of result in associates	–	–	–
Adjusted operating profit	365	387	752

EBITDA margin	36.4%	32.5%	33.7%
	%	%
Change at constant exchange rates
Voice revenue	10.8	(5.1)
Messaging revenue	12.2	(3.4)
Data revenue	59.7	28.8
Fixed line revenue	–	100+
Other service revenue	55.6	–
Service revenue	15.9	(2.4)
Other revenue	13.9	15.3
Revenue	15.6	(1.8)
Direct costs	21.4	2.7
Customer costs	12.6	(3.2)
Operating expenses	30.3	15.4
EBITDA	7.8	(12.9)
Depreciation and amortisation:
Acquired intangibles	(8.8)	2.8
Purchased licences	–	8.3
Other	17.4	5.6
Share of result in associates	–	–
Adjusted operating profit	6.6	(38.0)

EBITDA margin movement (pps)	(2.4)	(3.7)

Notes:

(1)               The Group revised its segment structure during the year. See “Change in segments” on page 39.

(2)               The Group changed its presentation of revenue and costs during the year. See “Change in presentation” on page 40.

(3)               On 1 October 2007, Romania rebased all of its tariffs and changed its functional currency from US dollars to euros. In calculating all constant exchange rate and organic metrics which include Romania, previous US dollar amounts have been translated into euros at the 1 October 2007 US$/euro exchange rate.

FINANCIAL RESULTS

Revenue increased by 11.2%, including the contribution of favourable exchange rate movements and the impact of merger and acquisition activity. Organic revenue growth was 3.9%, as sustained growth in Vodacom was offset by weakening trends in Turkey and Romania. Service revenue growth was 3.1% on an organic basis, reflecting the 9.9% increase in the average customer base, partially offset by an impact from termination rate cuts of around three percentage points.

EBITDA increased by 1.3%, with the contribution of favourable exchange rate movements partially offset by merger and acquisition activity. EBITDA decreased by 2.4% on an organic basis, with the EBITDA margin decreasing in the majority of markets, reflecting the continued network expansion, investment in the turnaround plan in Turkey and increased competition in Romania.

The impact of merger and acquisition activity and foreign exchange movements on service revenue, revenue, EBITDA and adjusted operating profit are shown below:

	Organic change	M&A activity	Foreign exchange	Reported change
	%	pps	pps	%
Service revenue
Vodacom	13.8	2.1	(5.2)	10.7
Other Africa and Central Europe	(0.9)	(1.5)	13.1	10.7
Africa and Central Europe	3.1	(0.6)	8.2	10.7

Revenue–Africa and Central Europe	3.9	(0.7)	8.0	11.2

EBITDA
Vodacom	7.3	0.5	(4.4)	3.4
Other Africa and Central Europe	(7.0)	(5.9)	13.0	0.1
Africa and Central Europe	(2.4)	(4.0)	7.7	1.3

Adjusted operating profit
Vodacom	6.3	0.3	(4.4)	2.2
Other Africa and Central Europe	(27.5)	(10.5)	10.1	(27.9)
Africa and Central Europe	(12.9)	(5.6)	5.2	(13.3)

Vodacom

Service revenue grew by 13.8% on an organic basis, as strong growth in Vodacom’s average customer base continued, increasing by 11.2%, which took the closing customer base to 39.6 million on a 100% basis. Revenue growth was driven by the prepaid voice market and data services. Voice usage per customer in the prepaid market, which represents the majority of the customer base, grew as the higher usage driven by revised tariffs in South Africa was offset by the dilutive effect of the increased customer base in both Tanzania and Mozambique, which both have lower than average ARPU. Data revenue grew by 59.7% at constant exchange rates, as the higher revenue base partially offset the benefit from increased penetration of mobile PC connectivity devices, with the absence of fixed line alternatives making mobile data a popular offering. Relatively low contract voice revenue growth resulted from reduced out of bundle usage as customers cut back on spending due to economic conditions. Equipment revenue was adversely impacted by consumer preference for lower value handsets. Trading conditions in the Democratic Republic of Congo (‘DRC’) have worsened significantly due to the impact of lower commodity prices on mining, which is central to the DRC’s economy.

Organic EBITDA growth was 7.3%, despite lower margins, as the growth in revenue more than offset the increasing cost base, which benefited from stable customer costs as a percentage of revenue as the South African market matures. The cost base was adversely impacted by an increase in operating expenses due to continued expansion, investment in enterprise services, Black Economic Empowerment share charges and high wage inflation.

On 30 December 2008, Vodacom acquired the carrier services and business network solutions subsidiaries (‘Gateway’) from Gateway Telecommunications SA (Pty) Ltd. Gateway provides services in more than 40 countries in Africa. On 20 April 2009, the Group acquired an additional 15.0% stake in Vodacom and on 18 May 2009, Vodacom became a subsidiary undertaking following the termination of the shareholder agreement with Telkom SA Limited, the seller and previous joint venture partner.

FINANCIAL RESULTS

Other Africa and Central Europe

Service revenue declined by 0.9% on an organic basis, due to the performance in Turkey combined with the impact of deteriorating economic conditions across Central Europe, most notably in Romania in the fourth quarter. At constant exchange rates, service revenue in Turkey decreased by 7.6%, with an 18.4% fall in the fourth quarter. Termination rate cuts adversely impacted revenue by 6.9% and revenue was further depressed by a higher rate of churn and a decline in prepaid ARPU due to intense competition in the market. Consumer confidence in Turkey fell with the deterioration in the macroeconomic environment, impacting revenue. Competition also intensified, with the launch of mobile number portability in November 2008 leading to aggressive acquisition and pricing campaigns, especially in the fourth quarter of the year. Mobile ARPU fell in the second half of the year but stabilised in the fourth quarter following successful promotions. In Romania, service revenue grew by 1.1% at constant exchange rates, but deteriorated during the year, with a 10.3% decline in the fourth quarter at constant exchange rates. The market continues to mature, with the decline in ARPU resulting from local currency devaluation against the euro – whilst tariffs are quoted in euros household incomes are earned in local currency – in addition to market led price reductions impacting performance in the fourth quarter in particular. These effects were partially offset by data revenue growth following successful data promotions and flexible access offers, which led to a rise in the number of mobile PC connectivity devices.

On an organic basis, EBITDA decreased by 7.0%, with the EBITDA margin also declining due to the fall in revenue and investment in the turnaround plan in Turkey. EBITDA in Turkey declined by 37.3% at constant exchange rates, as a result of the decline in revenue and increased operating expenses, reflecting higher marketing costs, higher technology costs due to expansion of the network and organisational restructuring as part of the turnaround plan. In Romania, EBITDA decreased by 4.0% at constant exchange rates, as aggressive market competition and higher gross customer additions led to the rise in the cost of acquiring and retaining customers.

In May 2008, the Group changed the consolidation status of Safaricom from a joint venture to an associated undertaking, following completion of the share allocation for the public offering of 25.0% of Safaricom’s shares previously held by the Government of Kenya and termination of the shareholders’ agreement with the Government of Kenya. In August 2008, the Group acquired 70.0% of Ghana Telecommunications Company Limited, which offers both mobile and fixed services. The Group also increased its stake in Polkomtel from 19.6% to 24.4% in December 2008.

FINANCIAL RESULTS

ASIA PACIFIC AND MIDDLE EAST(1)(2)

	India	Other Asia Pacific and Middle East	Eliminations	Asia Pacific and Middle East	% change
	£m	£m	£m	£m	£	Organic
Year ended 31 March 2009
Voice revenue	2,241	2,108	–	4,349
Messaging revenue	85	348	–	433
Data revenue	148	146	–	294
Fixed line revenue	–	53	–	53
Other service revenue	130	176	(1)	305
Service revenue	2,604	2,831	(1)	5,434	32.5	8.5
Other revenue	85	300	–	385
Revenue	2,689	3,131	(1)	5,819	32.3	9.3
Direct costs	(878)	(852)	1	(1,729)
Customer costs	(391)	(810)	–	(1,201)
Operating expenses	(710)	(440)	–	(1,150)
EBITDA	710	1,029	–	1,739	17.8	7.3
Depreciation and amortisation:
Acquired intangibles	(383)	(10)	–	(393)
Purchased licences	–	(50)	–	(50)
Other	(364)	(411)	–	(775)
Share of result in associates	–	4	–	4
Adjusted operating profit	(37)	562	–	525	(0.9)	6.6

EBITDA margin	26.4%	32.9%		29.9%

Year ended 31 March 2008
Voice revenue	1,515	1,773	–	3,288
Messaging revenue	65	304	–	369
Data revenue	97	75	–	172
Fixed line revenue	–	32	–	32
Other service revenue	76	164	–	240
Service revenue	1,753	2,348	–	4,101
Other revenue	69	229	–	298
Revenue	1,822	2,577	–	4,399
Direct costs	(588)	(699)	–	(1,287)
Customer costs	(301)	(647)	–	(948)
Operating expenses	(335)	(353)	–	(688)
EBITDA	598	878	–	1,476
Depreciation and amortisation:
Acquired intangibles	(348)	(6)	–	(354)
Purchased licences	–	(41)	–	(41)
Other	(215)	(338)	–	(553)
Share of result in associates	–	2	–	2
Adjusted operating profit	35	495	–	530

EBITDA margin	32.8%	34.1%		33.6%
	%	%
Change at constant exchange rates
Voice revenue	42.2	6.4
Messaging revenue	25.0	8.1
Data revenue	42.3	75.9
Fixed line revenue	–	60.6
Other service revenue	64.6	(4.3)
Service revenue	42.5	8.8
Other revenue	18.1	22.0
Revenue	41.6	9.9
Direct costs	43.0	10.5
Customer costs	25.3	16.0
Operating expenses	100+	12.8
EBITDA	14.1	3.9
Depreciation and amortisation:
Acquired intangibles	6.7	25.0
Purchased licences	–	4.2
Other	64.0	11.1
Share of result in associates	–	33.3
Adjusted operating profit	(100+)	(0.2)
EBITDA margin movement (pps)	(6.4)	(1.8)

Notes:

(1)        The Group revised its segment structure during the year. See “Change in segments” on page 39.

(2)        The Group changed its presentation of revenue and costs during the year. See “Change in presentation” on page 40.

FINANCIAL RESULTS

Revenue increased by 32.3%, including the contribution from favourable exchange rate movements in addition to the benefit from acquisitions, primarily in India. Revenue growth on a pro forma basis was 19%, reflecting the growth in India, Egypt and Australia. On an organic basis, service revenue increased by 8.5%, primarily as a result of the 27.3% organic rise in the average customer base, although revenue growth has slowed as a result of stronger competition coupled with maturing market conditions.

EBITDA grew by 17.8%, with favourable exchange rate movements and the positive impact of acquisitions contributing to the growth. On a pro forma basis including India, EBITDA increased by 6%. The decline in the EBITDA margin resulted from positive performances in India and Egypt being mitigated by a decline in Australia.

The impact of merger and acquisition activity and foreign exchange movements on service revenue, revenue, EBITDA and adjusted operating profit are shown below:

	Organic change %	M&A activity pps	Foreign exchange pps	Reported change %
Service revenue
India	–	42.5	6.0	48.5
Other Asia Pacific and Middle East	8.5	0.3	11.8	20.6
Asia Pacific and Middle East	8.5	14.2	9.8	32.5

Revenue –
Asia Pacific and Middle East	9.3	13.3	9.7	32.3

EBITDA
India	–	14.1	4.6	18.7
Other Asia Pacific and Middle East	7.3	(3.4)	13.3	17.2
Asia Pacific and Middle East	7.3	0.6	9.9	17.8

Adjusted operating profit
India	–	(100+ )	(12.6)	(100+)
Other Asia Pacific and Middle East	6.6	(6.8)	14.0	13.8
Asia Pacific and Middle East	6.6	(19.7)	12.2	(0.9)

India

Revenue grew by 33% on a pro forma basis, with growth in the fourth quarter of 27.7% at constant exchange rates. Growth in the fourth quarter remained stable in comparison to the third quarter as the eight percentage point benefit of the new revenue stream from the network sharing joint venture, Indus Towers, which launched during the first half of the year, offset the slowing underlying growth rate. Visitor revenue increased, albeit at a lower rate, due to the impact of economic pressures as people travel less. Lower effective rates per minute, reflecting price reductions earlier in the year, coupled with the continued market shift to lifetime validity prepaid offerings, led to a reduction in customer churn. The lower effective rate and a slight fall in usage per customer were mitigated by net customer additions, which averaged 2.1 million per month, and the launch of services in seven new circles, bringing the closing customer base to 68.8 million. Customer penetration in the Indian mobile market reached 34% at 31 March 2009.

EBITDA grew by 5% on a pro forma basis. Customer costs as a percentage of revenue decreased, benefiting from economies of scale. Licensing costs increased as discounts received from the regulator in some service areas were terminated. Network expansion continued, with an average of 2,600 base stations constructed per month, primarily in the new circles. Site sharing increased and Indus Towers steadily increased its operations throughout the rest of the year, with 95,000 sites under its management at the end of March 2009.

FINANCIAL RESULTS

Other Asia Pacific and Middle East

The organic increase in service revenue of 8.5% was attributable to performances in Egypt and Australia. In Egypt, service revenue grew by 11.9% at constant exchange rates, as growth in the customer base and increased usage per customer were partially offset by a decline in the effective rate per minute as a result of the introduction of new tariffs in addition to lower termination rates and a fall in both visitor revenue and the enterprise segment revenue as people travelled less. Service revenue in Australia increased by 6.8% on an organic basis, due to an increase in the average customer base and good data revenue growth, especially in mobile broadband services. These were partially offset by lower ARPU, reflecting strong competition, which led to a lower revenue growth rate in the fourth quarter. In New Zealand, service revenue grew by 4.9% at constant exchange rates, a result of an increase in the fixed broadband customer base and growth in data services, the latter following increased penetration of mobile PC connectivity devices. These benefits were partially offset by the competitive and recessionary trends in the market.

EBITDA grew organically by 7.3%, with a decline in the EBITDA margin, as the increase in Egypt was offset by the decline in Australia. Egypt’s EBITDA grew by 15.9% at constant exchange rates in proportion to revenue, with a slight increase in margin, despite the inclusion of 3G licensing fees for the full year in comparison to only part of the prior year. In Australia, EBITDA decreased by 22.2% on an organic basis, primarily due to a loss provision related to a prepaid recharge vendor and an increased focus on contract customers resulting in higher customer costs.

In February 2009, the Group and Hutchison Telecommunications (Australia) Limited agreed to merge their Australian operations to form a 50:50 joint venture. The transaction is expected to complete in the first half of the 2010 financial year. Following completion, the joint venture will be proportionately consolidated.

On 10 May 2009, Vodafone Qatar completed a public offering of 40% of its authorised share capital, raising QAR 3.4 billion (£0.6 billion). The shares are expected to be listed on the Doha securities market by July 2009.

FINANCIAL RESULTS

VERIZON WIRELESS

	2009	2008	% change
	£m	£m	£	Organic

Service revenue	12,862	9,246	39.1	10.5
Revenue	14,085	10,144	38.9	10.4
EBITDA	5,543	3,930	41.0	13.0
Interest	(217)	(102)	100+
Tax(1)	(198)	(166)	19.3
Minority interest	(78)	(56)	39.3
Discontinued operations	57	–
Group’s share of result in Verizon Wireless	3,542	2,447	44.7	21.6

KPIs (100% basis)
Closing customers (‘000)	86,552	67,178
Average monthly ARPU ($)	54.5	53.9
Churn	15.9%	14.7%
Messaging and data as a percentage of service revenue	24.4%	19.8%

Note:

(1)          The Group’s share of the tax attributable to Verizon Wireless relates only to the corporate entities held by the Verizon Wireless partnership and certain state taxes which are levied on the partnership. The tax attributable to the Group’s share of the partnership’s pre-tax profit is included within the Group tax charge.

Verizon Wireless, the Group’s associated undertaking in the US, achieved 5.6 million net customer additions in a market where penetration reached an estimated 92% at 31 March 2009. The increased closing customer base of 86.6 million was achieved through continued strong organic growth, the acquisitions of Rural Cellular Corporation and Alltel, combined with concentration on the high value contract segment and market leading customer loyalty as evidenced by low customer churn.

Service revenue growth was 10.5% on an organic basis, driven by the expanding customer base and robust messaging and data ARPU. Messaging and data revenue continued to increase strongly, predominantly as a result of growth in data card, email and messaging services. Verizon Wireless continued to extend the reach of its 3G network, which now covers more than 280 million people after the Alltel acquisition.

Verizon Wireless improved its EBITDA margin to 39.4% through efficiencies in operating expenses partly offset by a higher level of customer acquisition and retention costs, driven by increased demand for high end data devices such as the BlackBerry StormTM.

Verizon Wireless completed the acquisition of Rural Cellular Corporation in the first half of the financial year, adding 0.7 million customers. On 9 January 2009, Verizon Wireless completed its acquisition of Alltel, purchasing Alltel’s equity and acquiring and repaying Alltel’s debt with Verizon Wireless and Alltel cash as well as the proceeds from capital market transactions. The Alltel acquisition added 13.2 million customers before required divestitures. Verizon Wireless expects to realise synergies with a net present value, after integration costs, of more than US$9 billion, driven by aggregate capital and operating expense savings. Increased debt in relation to the acquisition of Alltel led to a £150 million interest charge for the quarter ended 31 March 2009.

As part of regulatory approval for the Alltel acquisition, Verizon Wireless is required to divest overlapping properties in 105 markets, corresponding to 2.2 million customers. On 8 May 2009, Verizon Wireless announced an agreement with AT&T, which will acquire the network assets and mobile licences of 79 of these markets, corresponding to 1.5 million of these customers, for $2.35 billion.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS AND FUNDING

	2009	2008
	£m	£m	%

Cash generated by operations	14,634	13,289	10.1

Purchase of intangible fixed assets	(1,764)	(846)
Purchase of property, plant and equipment	(5,204)	(3,852)
Disposal of property, plant and equipment	317	39
Operating free cash flow	7,983	8,630	(7.5)

Licence and spectrum payments(2)	735	40
Operating free cash flow before licence and spectrum payments	8,718	8,670	0.5

Taxation	(2,421)	(2,815)
Dividends received from associated undertakings(1) and investments	755	945
Dividends paid to minority shareholders in subsidiary undertakings	(162)	(113)
Interest received	302	438
Interest paid	(1,470)	(1,545)
Free cash flow	4,987	5,540	(10.0)

Licence and spectrum payments(2)	735	40
Free cash flow before licence and spectrum payments	5,722	5,580	2.5

Acquisitions and disposals(3)	(1,330)	(6,541)
Amounts received from minority shareholders(4)	618	–
Put options over minority interests	(4)	(2,521)
Equity dividends paid	(4,013)	(3,658)
Purchase of treasury shares	(963)	–
Foreign exchange and other	(8,371)	(2,918)
Net debt increase	(9,076)	(10,098)
Opening net debt	(25,147)	(15,049)
Closing net debt	(34,223)	(25,147)	36.1

Notes:

(1)	Year ended 31 March 2009 includes £303 million (2008: £450 million) from the Group’s interest in SFR and £333 million (2008: £414 million) from the Group’s interest in Verizon Wireless.
(2)	Year ended 31 March 2009 includes £647 million in relation to Vodafone Qatar.
(3)

Year ended 31 March 2009 includes net cash and cash equivalents paid of £1,240 million (2008: £5,268 million) and assumed debt of £78 million (2008: £1,273 million), excluding liabilities related to put options over minority interests, which are shown separately. It also includes a £12 million increase in net debt in relation to the change in consolidation status of Safaricom from a joint venture to an associate.

(4)	Year ended 31 March 2009 includes £591 million in relation to Vodafone Qatar.

Free cash flow before licence and spectrum payments increased by 2.5% to £5,722 million, despite a deferral of a US$250 million gross tax distribution from Verizon Wireless to April 2009, as the increased cash generated by operations more than offset higher capital expenditure, and taxation payments were lower than in the prior year. Free cash flow was lower, resulting from a £647 million payment representing 60% of the licence in Qatar, of which £530 million was funded by Vodafone Qatar’s other shareholders.

Cash generated by operations increased by £1,345 million to £14,634 million, with approximately 72% generated in the Europe region. Capital expenditure before licence and spectrum payments increased by £1,575 million, primarily due to network expansion in India and Turkey and in Europe due to accelerated investment in broadband and higher speed capability on the Group’s networks to deliver an improved customer experience. Increased capital expenditure in emerging markets is increasingly being funded through cash generated by operations.

Payments for taxation decreased by £394 million, primarily due to lower settlements, a lower weighted average statutory tax rate and structural benefits following enhancements to the Group’s internal capital structure.

Dividends received from associated undertakings and investments fell by 20.1% to £755 million, in line with expectations following acquisitions in Verizon Wireless and SFR. Together with Verizon Communications Inc., the Group agreed to delay a US$250 million gross tax distribution to April 2009. Both shareholders benefited by enabling Verizon Wireless to minimise arrangement and duration fees applicable to the bridge facility drawn to acquire Alltel. In addition, dividends from SFR were lower, in line with expectations, following the agreement after SFR’s acquisition of Neuf Cegetel that SFR would partially fund debt repayments by a reduction in dividends between 2009 and 2011 inclusive.

Net interest payments increased by 5.5% to £1,168 million, primarily due to unfavourable exchange rate movements impacting the translation of interest payments into sterling. The interest payments resulting from the 28.2% increase in average net debt at month end accounting dates was minimised due to changes in the Group’s currency mix of net debt and significantly lower interest rates for debt denominated in US dollars.

LIQUIDITY AND CAPITAL RESOURCES

An analysis of net debt is as follows:

	31 March 2009 £m	31 March 2008 £m

Cash and cash equivalents (as presented in the consolidated balance sheet)	4,878	1,699

Short term borrowings
Bonds	(5,025)	(1,930)
Commercial paper(1)	(2,659)	(1,443)
Bank loans	(893)	(806)
Other short term borrowings(2)	(1,047)	(353)
	(9,624)	(4,532)
Long term borrowings
Put options over minority interests	(3,606)	(2,625)
Bonds, loans and other long term borrowings(3)	(28,143)	(20,037)
	(31,749)	(22,662)
Trade and other receivables(4)	2,707	892
Trade and other payables(4)	(435)	(544)

Net debt	(34,223)	(25,147)

Notes:

(1)

At 31 March 2009, US$1,412 million was drawn under the US commercial paper programme and amounts of €1,340 million, £357 million and US$108 million were drawn under the euro commercial paper programme.

(2)	At 31 March 2009, amount includes £691 million in relation to collateral support agreements.
(3)	At 31 March 2009, £5,159 million related to drawn facilities, including £1,821 million for a JPY term loan and £1,930 million for loans within the Indian corporate structure.
(4)	Represents mark-to-market adjustments on derivative financial instruments which are included as a component of trade and other receivables and trade and other payables.

The impact of foreign exchange increased net debt by £7,613 million, as approximately 57% of net debt is denominated in euro and the euro/sterling exchange rate increased by 16.3% during the 2009 financial year. The cash received from collateral support agreements mainly reflects the value of the Group’s interest rate swap portfolio, which is substantially net present value positive. Under collateral support agreements, the Group’s exposure to a counterparty with whom a collateral support agreement is in place is reduced to the extent that the counterparty must post cash collateral when there is value due to the Group under outstanding derivative contracts that exceeds a contractually agreed threshold amount. When value is due to the counterparty, the Group is required to post collateral on identical terms. Such cash collateral is adjusted daily as necessary and, in the event of any default, ownership of the cash collateral would revert to the respective holder.

The following table sets out the Group’s committed bank facilities:

		31 March
		2009
	Maturity	£m

Undrawn facilities
US$5.0 billion committed revolving credit facility provided by 28 banks(1)	June 2012	3,514
US$4.1 billion committed revolving credit facility provided by 22 banks(1)	July 2011	2,878
Other committed credit facilities	Various	1,571
Total undrawn committed facilities		7,963

Note:

(1)   Both facilities support US and euro commercial paper programmes of up to US$15 billion and £5 billion, respectively.

The Group’s £2,659 million of commercial paper maturing within one year is covered 2.4 times by these undrawn revolving credit facilities. In addition, the Group has historically generated significant amounts of free cash flow, which can be allocated to pay dividends, repay maturing borrowings and pay for discretionary spending. The Group currently expects to continue generating significant amounts of free cash flow.

The Group has a €30 billion euro medium term note (‘EMTN’) programme and a US shelf programme, which are used to meet medium to long term funding requirements. At 31 March 2009, the total amounts in issue under these programmes split by currency were US$12.8 billion, £2 billion, €13.6 billion and other currencies £0.2 billion sterling equivalent.

LIQUIDITY AND CAPITAL RESOURCES

At 31 March 2009, the Group had bonds outstanding with a nominal value of £23,754 million (31 March 2008: £17,143 million). Details on bonds issued between 1 April 2008 and 30 September 2008 are included in the Group’s half-year financial report. Between 1 October 2008 and 31 March 2009, the following bonds were issued:

				Sterling
Date bond issued			Amount	equivalent	US shelf programme or
	Maturity of bond	Currency	million	million	EMTN Programme

Oct/Nov 2008(1)	Sept to Nov 2009	EUR	250	232	EMTN Programme

November 2008	November 2018	GBP	450	450	EMTN Programme

December 2008	December 2028	EUR	186	172	EMTN Programme

December 2008	December 2013	EUR	1,000	925	EMTN Programme

December 2008	September 2014	GBP	100	100	EMTN Programme

January 2009	September 2014	GBP	100	100	EMTN Programme

January 2009	January 2016	EUR	1,250	1,157	EMTN Programme

February 2009	September 2014	GBP	325	325	EMTN Programme

Note:

(1) Multiple bonds issued at various dates.

On 1 April 2009, the Group issued €250 million of 3.625% bonds, maturing in November 2012.

Consistent with the development of its strategy, the Group targets, on average, a low single A long term credit rating. As at 18 May 2009, the credit ratings were as follows:

	Rating Date	Type of debt	Rating	Outlook

Standard & Poor’s	30 May 2006	Short term	A-2	Stable
	30 May 2006	Long term	A-	Stable

Moody’s	30 May 2006	Short term	P-2	Stable
	16 May 2007	Long term	Baa1	Stable

Fitch Ratings	30 May 2006	Short term	F2	Stable
	30 May 2006	Long term	A-	Stable

The Group’s credit ratings enable it to have access to a wide range of debt finance, including commercial paper, bonds and committed bank facilities. Credit ratings are not a recommendation to purchase, hold or sell securities, in as much as ratings do not comment on market price or suitability for a particular investor, and are subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently.

TOTAL SHAREHOLDER RETURNS

Dividends

In November 2008, the Board reviewed the previous dividend policy in the light of recent foreign exchange rate volatility, the impact of amortisation of acquired intangible assets and the current economic environment, following which it adopted a progressive policy, where dividend growth reflects the underlying trading and cash performance of the Group.

Accordingly, the directors are proposing a final dividend of 5.20 pence per share, representing a 3.6% increase over last year’s final dividend.

The ex-dividend date is 3 June 2009 for ordinary shareholders, the record date for the final dividend is 5 June 2009 and the dividend is payable on 7 August 2009.

Other returns

Between 23 July 2008 and 18 September 2008, the Group purchased 736 million of its own shares for an aggregate consideration of £1.0 billion.

LIQUIDITY AND CAPITAL RESOURCES

OPTION AGREEMENTS AND SIMILAR ARRANGEMENTS

The Group is party to a number of option agreements which could result in it being required to pay cash to maintain or increase its equity interests in its operations in the US and India. The Group granted put options exercisable between 8 May 2010 and 8 May 2011 to members of the Essar group of companies that, if exercised, would allow the Essar group to sell its 33% shareholding in Vodafone Essar to the Group for US$5 billion or to sell between US$1 billion and US$5 billion worth of Vodafone Essar shares to the Group at an independently appraised fair market value. Details of other agreements are available on page 58 of the Group’s Annual Report for the year ended 31 March 2008.

ACQUISITIONS, DISPOSALS AND SUBSEQUENT EVENTS

The Group invested a net £1,240 million(1) in acquisition and disposal activities, including the purchase and disposal of investments, in the year ended 31 March 2009. An analysis of the significant transactions is shown below.

£m

Arcor (26.4%)(2)	366
Ghana Telecommunications Company Limited (70.0%)	486
Polkomtel S.A. (4.8%)	171
Gateway (50.0%)(3)	185
Other net acquisitions and disposals, including investments	32
1,240

Notes:

(1)	Amounts are shown net of cash and cash equivalents acquired or disposed.
(2)

This acquisition has been accounted for as a transaction between shareholders. Accordingly, the difference between the cash consideration paid and the carrying value of net assets attributable to minority interests has been accounted for as a charge to retained losses.

(3)	Acquisition undertaken by Vodacom, which at 31 March 2009 was 50% owned by the Group.

On 19 May 2008, the Group acquired 26.4% of Arcor previously held by minority interests for cash consideration of €460 million (£366 million). Following the transaction, Vodafone owns 100.0% of Arcor.

On 17 August 2008, the Group completed the acquisition of 70.0% of Ghana Telecommunications Company Limited, a leading telecommunications operator in Ghana, from the Government of Ghana for cash consideration of US$900 million (£486 million).

On 18 December 2008, the Group completed the acquisition of an additional 4.8% stake in Polkomtel S.A. for net cash consideration of €186 million (£171 million). The acquisition increased Vodafone’s stake in Polkomtel S.A. from 19.6% to 24.4%.

On 30 December 2008, Vodacom acquired the carrier services and business network solutions subsidiaries (‘Gateway’) of Gateway Telecommunications SA (Pty) Ltd. Gateway provides services in more than 40 countries in Africa.

On 20 April 2009, the Group acquired an additional 15% stake in Vodacom for cash consideration of ZAR20.6 billion (£1.6 billion). On 18 May 2009, Vodacom became a subsidiary undertaking following the listing of its shares on the Johannesburg Stock Exchange and concurrent termination of the shareholder agreement with Telkom SA Limited, the seller and previous joint venture partner. During the period from 20 April 2009 to 18 May 2009, the Group continued to account for Vodacom as a joint venture, proportionately consolidating 65% of the results of Vodacom. The Congress of South African Trade Unions (‘COSATU’) has instituted a court action against the Independent Communications Authority of South Africa (‘ICASA’) challenging the decision of ICASA not to require Vodacom (Pty) Limited to seek ICASA’s approval in respect of the sale of shares in Vodacom by Telkom SA Limited to Vodafone Holdings (SA) (Pty) Limited, the Vodacom listing and other related inter-conditional transactions (the “Transactions”) and hence the validity of the Transactions. Vodacom and its subsidiary, Vodacom (Pty) Limited, are named as respondents in that action. Vodacom will oppose this court action. Vodacom received a letter from ICASA on 15 May 2009 purporting to rescind its previous decision that the Transactions only required notification rather than prior approval from ICASA and stating that a public consultation process will take place. Vodacom continues to believe that only a notification of the Transactions to ICASA was required.

On 10 May 2009, Vodafone Qatar completed a public offering of 40.0% of its authorised share capital, raising QAR 3.4 billion (£0.6 billion). The shares are expected to be listed on the Doha securities market by July 2009.

FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

	2009 £m	2008 £m

Revenue	41,017	35,478

Cost of sales	(25,842)	(21,890)

Gross profit	15,175	13,588

Selling and distribution expenses	(2,738)	(2,511)
Administrative expenses	(4,771)	(3,878)
Share of result in associated undertakings	4,091	2,876
Impairment losses	(5,900)	–
Other income and expense	–	(28)

Operating profit	5,857	10,047

Non-operating income and expense	(44)	254
Investment income	795	714
Financing costs	(2,419)	(2,014)

Profit before taxation	4,189	9,001

Income tax expense	(1,109)	(2,245)

Profit for the financial year	3,080	6,756

Attributable to:
– Equity shareholders	3,078	6,660
– Minority interests	2	96

	3,080	6,756
Earnings per share
– Basic	5.84p	12.56p
– Diluted	5.81p	12.50p

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

	2009	2008
	£m	£m

(Losses)/gains on revaluation of available-for-sale investments, net of tax	(2,383)	1,949
Exchange differences on translation of foreign operations, net of tax	12,375	5,537
Net actuarial losses on defined benefit pension schemes, net of tax	(163)	(37)
Revaluation gain	68	–
Foreign exchange gains transferred to the income statement	(3)	(7)
Fair value gains transferred to the income statement	–	(570)
Other	(40)	37

Net gain recognised directly in equity	9,854	6,909

Profit for the financial year	3,080	6,756

Total recognised income and expense relating to the year	12,934	13,665

Attributable to:
– Equity shareholders	13,037	13,912
– Minority interests	(103)	(247)

	12,934	13,665

FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET

	31 March	31 March
	2009	2008
	£m	£m
Non-current assets
Goodwill	53,958	51,336
Other intangible assets	20,980	18,995
Property, plant and equipment	19,250	16,735
Investments in associated undertakings	34,715	22,545
Other investments	7,060	7,367
Deferred tax assets	630	436
Post employment benefits	8	65
Trade and other receivables	3,069	1,067
	139,670	118,546
Current assets
Inventory	412	417
Taxation recoverable	77	57
Trade and other receivables	7,662	6,551
Cash and cash equivalents	4,878	1,699
	13,029	8,724

Total assets	152,699	127,270

Equity
Called up share capital	4,153	4,182
Share premium account	43,008	42,934
Own shares held	(8,036)	(7,856)
Additional paid-in capital	100,239	100,151
Capital redemption reserve	10,101	10,054
Accumulated other recognised income and expense	20,517	10,558
Retained losses	(83,820)	(81,980)
Total equity shareholders’ funds	86,162	78,043

Minority interests	1,787	1,168
Written put options over minority interests	(3,172)	(2,740)
Total minority interests	(1,385)	(1,572)

Total equity	84,777	76,471

Non-current liabilities
Long term borrowings	31,749	22,662
Deferred tax liabilities	6,642	5,109
Post employment benefits	240	104
Provisions	533	306
Trade and other payables	811	645
	39,975	28,826
Current liabilities
Short term borrowings	9,624	4,532
Current taxation liabilities	4,552	5,123
Provisions	373	356
Trade and other payables	13,398	11,962
	27,947	21,973

Total equity and liabilities	152,699	127,270

FINANCIAL STATEMENTS

CONSOLIDATED CASH FLOW STATEMENT

	2009 £m	2008 £m

Net cash flow from operating activities	12,213	10,474
Cash flows from investing activities
Purchase of interests in subsidiary undertakings and joint ventures, net of cash acquired	(1,389)	(5,957)
Purchase of intangible assets	(1,764)	(846)
Purchase of property, plant and equipment	(5,204)	(3,852)
Purchase of investments	(133)	(96)
Disposal of interests in subsidiaries, net of cash disposed	4	–
Disposal of interests in associated undertakings	25	–
Disposal of property, plant and equipment	317	39
Disposal of investments	253	785
Dividends received from associated undertakings	647	873
Dividends received from investments	108	72
Interest received	302	438
Net cash flow from investing activities	(6,834)	(8,544)

Cash flows from financing activities
Issue of ordinary share capital and reissue of treasury shares	22	310
Net movement in short term borrowings	(25)	(716)
Proceeds from issue of long term borrowings	6,181	1,711
Repayment of borrowings	(2,729)	(3,847)
Purchase of treasury shares	(963)	–
B share capital redemption	(15)	(7)
Equity dividends paid	(4,013)	(3,658)
Dividends paid to minority shareholders in subsidiary undertakings	(162)	(113)
Amounts received from minority shareholders	618	–
Interest paid	(1,470)	(1,545)
Net cash flow from financing activities	(2,556)	(7,865)

Net cash flow	2,823	(5,935)

Cash and cash equivalents at beginning of the financial year	1,652	7,458
Exchange gains/(losses) on cash and cash equivalents	371	129
Cash and cash equivalents at end of the financial year	4,846	1,652

FINANCIAL STATEMENTS

1          Basis of preparation

The preliminary results for the year ended 31 March 2009 are an abridged statement of the full annual report, which was approved by the Board of directors on 19 May 2009. The auditors’ report on these accounts was unqualified and did not contain statements under section 237(2) or 237(3) of the Companies Act 1985. The preliminary results do not comprise statutory accounts within the meaning of section 240 of the Companies Act 1985. The annual report for the year ended 31 March 2009 will be delivered to the registrar of companies following the Company’s annual general meeting, to be held on 28 July 2009.

The preliminary results are prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board. The preliminary results are also prepared in accordance with IFRS adopted by the European Union (‘EU’), the Companies Act 1985 and Article 4 of the EU IAS Regulations. However, the financial information included in this preliminary announcement does not itself contain sufficient information to comply with IFRS. The Company will publish full financial statements that comply with IFRS in June 2009.

The preparation of the preliminary results requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period. Actual results could vary from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Change in accounting policy

During the year, the Group changed its accounting policy with respect to the acquisition of minority interests in subsidiaries. The Group now applies the economic entity method, under which such transactions are accounted for as transactions between shareholders and there is no remeasurement to fair value of net assets acquired that were previously attributable to minority shareholders. Prior to this change in policy, the Group applied the parent company method to such transactions, and assets attributable to minority interest immediately prior to the respective acquisition, including goodwill and other acquired intangible assets, were remeasured to fair value at the date of acquisition.

The Group believes the new policy is preferable as it more closely aligns the accounting for these transactions with the treatment of minority interest as a component of equity and will aid comparability.

The impact of this voluntary change in accounting policy on the consolidated financial statements is primarily to reduce goodwill and acquired intangible assets and related income statement amounts arising on such transactions. This change did not result in a material impact on the current year or any years included within this financial report.

2          Equity dividends

	2009 £m	2008 £m

Declared during the financial year:

Final dividend for the year ended 31 March 2008: 5.02 pence per share (2007: 4.41 pence per share)	2,667	2,331
Interim dividend for the year ended 31 March 2009: 2.57 pence per share
(2008: 2.49 pence per share)	1,350	1,322

	4,017	3,653
Proposed after the balance sheet date and not recognised as a liability:

Final dividend for the year ended 31 March 2009: 5.20 pence per share (2008:
5.02 pence per share)	2,731	2,667

USE OF NON-GAAP FINANCIAL INFORMATION

In the discussion of the Group’s reported financial position, operating results and cash flows, information is presented to provide readers with additional financial information that is regularly reviewed by management. However, this additional information presented is not uniformly defined by all companies, including those in the Group’s industry. Accordingly, it may not be comparable with similarly titled measures and disclosures by other companies. Additionally, certain information presented is derived from amounts calculated in accordance with IFRS but is not itself an expressly permitted GAAP measure. Such non-GAAP measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure.

A summary of certain non-GAAP measures included in this results announcement, together with details where additional information and reconciliation to the nearest equivalent GAAP measure can be found, is shown below.

Non-GAAP measure	Equivalent GAAP measure	Location in this results announcement of reconciliation and further information
EBITDA	Operating profit	Group results on page 7

Adjusted operating profit	Operating profit	Group results on page 7

Adjusted profit before tax	Profit before tax	Taxation on page 9

Adjusted effective tax rate	Income tax expense as a percentage of profit before taxation	Taxation on page 9

Adjusted profit attributable to equity shareholders	Profit attributable to equity shareholders	Earnings per share on page 9

Operating free cash flow	Net cash flows from operating activities	Cash flows and funding beginning on page 20

Free cash flow	Net cash flows from operating activities	Cash flows and funding beginning on page 20

Free cash flow before licence and spectrum payments	Net cash flows from operating activities	Cash flows and funding beginning on page 20

ADDITIONAL INVESTOR INFORMATION

REGIONAL RESULTS(1)

	Revenue		EBITDA		Adjusted operating profit/(loss)		Capital expenditure		Operating free cash flow(2)
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
EUROPE
Germany	7,847	6,866	3,058	2,667	1,728	1,490	750	613	2,282	2,190
Italy	5,547	4,435	2,424	2,158	1,734	1,573	521	411	1,825	1,768
Spain	5,812	5,063	1,897	1,806	1,323	1,282	632	533	1,487	1,383
UK	5,392	5,424	1,219	1,431	235	431	446	465	785	936
Other Europe
Greece	1,251	1,177	410	409	204	234	140	127	254	312
Netherlands	1,653	1,300	493	403	301	246	131	123	335	251
Portugal	1,210	1,040	443	373	283	239	130	123	292	240
Other(3)	1,215	1,066	478	443	304	286	110	96	388	346
Associates	–	–	–	–	519	425	–	–	–	—
	5,329	4,583	1,824	1,628	1,611	1,430	511	469	1,269	1,149
Intra-region eliminations	(293)	(290)	–	–	–	–	–	–	–	—
	29,634	26,081	10,422	9,690	6,631	6,206	2,860	2,491	7,648	7,426
AFRICA AND CENTRAL EUROPE
Vodacom	1,778	1,609	606	586	373	365	237	204	338	343
Other Africa and Central Europe
Romania	969	836	437	394	193	169	136	146	326	280
Turkey	1,124	1,127	143	216	(77)	21	236	285	(219)	(11)
Other	1,630	1,374	504	473	163	197	253	271	176	256
	5,501	4,946	1,690	1,669	652	752	862	906	621	868
ASIA PACIFIC AND MIDDLE EAST
India(4)	2,689	1,822	710	598	(37)	35	1,351	1,030	(610)	(180)
Other Asia Pacific and Middle East
Egypt	1,285	933	643	455	424	312	259	251	383	257
Other	1,846	1,644	386	423	138	183	265	212	150	180
Intra-region eliminations	(1)	–	–	–	–	–	–	–	–	—
	5,819	4,399	1,739	1,476	525	530	1,875	1,493	(77)	257
Verizon Wireless	–	–	–	–	3,542	2,447	–	–	–	—
Common Functions	216	170	639	343	407	140	312	185	526	119
Inter-region eliminations	(153)	(118)	–	–	–	–	–	–	–	—
Group	41,017	35,478	14,490	13,178	11,757	10,075	5,909	5,075	8,718	8,670

						Licence and spectrum payments(5)			(735)	(40)
						Operating free cash flow			7,983	8,630

Notes:

(1)	The Group revised its segment structure during the year. See “Change in Segments” on page 39.
(2)	Before licence and spectrum payments.
(3)	Includes elimination of £11 million (2008: £10 million) of intercompany revenue between operating companies within the Other Europe segment.
(4)	Presents the results of Vodafone Essar from 8 May 2007, being the acquisition date.
(5)	Amount for year ended 31 March 2009 includes £647 million in relation to Qatar.
See page 28 for use of non-GAAP financial information and page 39 for definition of terms.

ADDITIONAL INVESTOR INFORMATION

QUARTERLY INFORMATION

Group(1)(2)

	Quarter ended				Quarter ended				Quarter ended
	30 Jun	30 Sep	31 Dec	31 Mar	30 Jun	30 Sep	31 Dec	31 Mar	30 Jun		30 Sep		31 Dec		31 Mar
	2008	2008	2008	2009	2007	2007	2007	2008	% change		% change		% change		% change
	£m	£m	£m	£m	£m	£m	£m	£m	£	Organic	£	Organic	£	Organic	£	Organic

Voice revenue	6,587	6,680	6,779	6,860	5,736	6,045	6,128	6,242	14.8	(1.1)	10.5	(2.5)	10.6	(3.1)	9.9	(6.2)
Messaging revenue	1,067	1,104	1,149	1,153	927	961	1,021	1,058	15.1	2.5	14.9	2.5	12.5	0.3	9.0	(3.3)
Data revenue	664	727	786	869	440	496	540	643	50.9	29.4	46.6	25.1	45.6	25.3	35.1	24.6
Fixed line revenue	613	624	695	795	402	400	474	598	52.5	(0.6)	56.0	1.6	46.6	0.6	32.9	6.3
Other service revenue	271	303	262	306	208	272	227	224	30.3	16.9	11.4	0.3	15.4	8.4	36.6	(6.6)
Service revenue	9,202	9,438	9,671	9,983	7,713	8,174	8,390	8,765	19.3	1.6	15.5	0.2	15.3	(0.3)	13.9	(2.7)

Europe(1)(2)

	Quarter ended				Quarter ended				Quarter ended
	30 Jun 2008	30 Sep 2008	31 Dec 2008	31 Mar 2009	30 Jun 2007	30 Sep 2007	31 Dec 2007	31 Mar 2008	30 Jun % change		30 Sep % change		31 Dec % change		31 Mar % change
	£m	£m	£m	£m	£m	£m	£m	£m	£	Organic	£	Organic	£	Organic	£	Organic

Voice revenue	4,560	4,587	4,609	4,661	4,177	4,264	4,221	4,329	9.2	(3.6)	7.6	(5.0)	9.2	(4.9)	7.7	(7.2)
Messaging revenue	855	879	918	928	745	782	808	842	14.8	2.2	12.4	0.7	13.6	(0.2)	10.2	(3.6)
Data revenue	552	593	642	714	388	429	458	504	42.3	25.5	38.2	21.8	40.2	21.8	41.7	22.1
Fixed line revenue	598	601	656	732	391	389	462	585	52.9	(1.2)	54.5	0.5	42.0	–	25.1	5.2
Other service revenue	203	226	188	184	149	199	150	158	36.2	20.8	13.6	1.3	25.3	11.2	16.5	(7.6)
Service revenue	6,768	6,886	7,013	7,219	5,850	6,063	6,099	6,418	15.7	(0.2)	13.6	(1.8)	15.0	(1.4)	12.5	(3.3)

Germany(1)(2)

	Quarter ended				Quarter ended				Quarter ended
	30 Jun 2008	30 Sep 2008	31 Dec 2008	31 Mar 2009	30 Jun 2007	30 Sep 2007	31 Dec 2007	31 Mar 2008	30 Jun % change		30 Sep % change		31 Dec % change		31 Mar % change
	£m	£m	£m	£m	£m	£m	£m	£m	£	Organic	£	Organic	£	Organic	£	Organic

Voice revenue	981	996	1,017	1,046	885	902	892	929
Messaging revenue	181	183	191	200	171	177	174	174
Data revenue	176	189	209	229	120	134	142	167
Fixed line revenue	412	416	445	496	368	365	392	406
Other service revenue	47	44	47	30	41	43	36	33
Service revenue	1,797	1,828	1,909	2,001	1,585	1,621	1,636	1,709	13.4	(3.0)	12.8	(3.4)	16.7	(1.4)	17.1	(2.4)

Notes:

(1)       The Group revised its segment structure during the year. See “Change in segments” on page 39.

(2)       The Group changed its presentation of revenue during the year. See “Change in presentation” on page 40.

ADDITIONAL INVESTOR INFORMATION

Italy(1)

	Quarter ended				Quarter ended				Quarter ended
	30 Jun	30 Sep	31 Dec	31 Mar	30 Jun	30 Sep	31 Dec	31 Mar	30 Jun		30 Sep		31 Dec		31 Mar
	2008	2008	2008	2009	2007	2007	2007	2008	% change		% change		% change		% change
	£m	£m	£m	£m	£m	£m	£m	£m	£	Organic	£	Organic	£	Organic	£	Organic

Voice revenue	862	859	909	926	763	758	770	793
Messaging revenue	189	203	214	227	155	162	173	187
Data revenue	88	94	105	117	53	61	71	80
Fixed line revenue	97	93	107	120	6	4	35	92
Other service revenue	32	43	28	34	28	35	23	24
Service revenue	1,268	1,292	1,363	1,424	1,005	1,020	1,072	1,176	26.2	0.6	26.7	1.3	27.1	1.9	21.1	1.0

Spain(1)

	Quarter ended				Quarter ended				Quarter ended
	30 Jun	30 Sep	31 Dec	31 Mar	30 Jun	30 Sep	31 Dec	31 Mar	30 Jun		30 Sep		31 Dec		31 Mar
	2008	2008	2008	2009	2007	2007	2007	2008	% change		% change		% change		% change
	£m	£m	£m	£m	£m	£m	£m	£m	£	Organic	£	Organic	£	Organic	£	Organic

Voice revenue	990	1,007	994	1,000	881	885	906	937
Messaging revenue	101	107	114	108	89	92	99	102
Data revenue	91	95	102	131	75	81	80	84
Fixed line revenue	60	61	68	76	5	4	19	58
Other service revenue	72	86	50	43	60	79	51	59
Service revenue	1,314	1,356	1,328	1,358	1,110	1,141	1,155	1,240	18.4	(2.5)	18.8	(2.2)	15.0	(5.8)	9.5	(8.6)

UK(1)

	Quarter ended				Quarter ended				Quarter ended
	30 Jun	30 Sep	31 Dec	31 Mar	30 Jun	30 Sep	31 Dec	31 Mar	30 Jun		30 Sep		31 Dec		31 Mar
	2008	2008	2008	2009	2007	2007	2007	2008	% change		% change		% change		% change
	£m	£m	£m	£m	£m	£m	£m	£m	£	Organic	£	Organic	£	Organic	£	Organic

Voice revenue	822	816	787	775	860	916	851	824
Messaging revenue	236	236	239	228	208	225	230	240
Data revenue	110	116	123	121	84	89	94	98
Fixed line revenue	8	7	8	8	5	7	6	6
Other service revenue	58	67	69	78	52	57	54	46
Service revenue	1,234	1,242	1,226	1,210	1,209	1,294	1,235	1,214	2.1	2.1	(4.0)	(4.0)	(0.7)	(0.7)	(0.3)	(1.4)

Note:

(1)       The Group changed its presentation of revenue during the year. See “Change in presentation” on page 40.

ADDITIONAL INVESTOR INFORMATION

Africa and Central Europe(1)(2)

	Quarter ended				Quarter ended				Quarter ended
	30 Jun	30 Sep	31 Dec	31 Mar	30 Jun	30 Sep	31 Dec	31 Mar	30 Jun		30 Sep		31 Dec		31 Mar
	2008	2008	2008	2009	2007	2007	2007	2008	% change		% change		% change		% change
	£m	£m	£m	£m	£m	£m	£m	£m	£	Organic	£	Organic	£	Organic	£	Organic

Voice revenue	1,035	1,086	1,039	981	912	953	1,021	986	13.5	6.1	14.0	4.9	1.8	(0.1)	(0.5)	(5.3)
Messaging revenue	110	119	121	110	100	94	115	112	10.0	–	26.6	11.2	5.2	0.8	(1.8)	(6.0)
Data revenue	54	61	67	69	29	44	45	50	86.2	71.0	38.6	22.0	48.9	54.5	38.0	25.5
Fixed line revenue	4	11	26	47	4	4	4	4	–	–	100+	20.0	100+	–	100+	40.0
Other service revenue	42	56	37	38	37	48	31	24	13.5	7.9	16.7	–	19.4	12.1	58.3	36.0
Service revenue	1,245	1,333	1,290	1,245	1,082	1,143	1,216	1,176	15.1	7.4	16.6	5.9	6.1	2.3	5.9	(3.0)

Vodacom(1)(2)

	Quarter ended				Quarter ended				Quarter ended
	30 Jun	30 Sep	31 Dec	31 Mar	30 Jun	30 Sep	31 Dec	31 Mar	30 Jun		30 Sep		31 Dec		31 Mar
	2008	2008	2008	2009	2007	2007	2007	2008	% change		% change		% change		% change
	£m	£m	£m	£m	£m	£m	£m	£m	£	Organic	£	Organic	£	Organic	£	Organic

Voice revenue	299	324	332	336	292	301	332	295
Messaging revenue	21	23	24	24	25	13	23	25
Data revenue	21	24	25	29	5	21	18	20
Fixed line revenue	–	–	–	24	–	–	–	–
Other service revenue	7	9	10	16	6	7	8	7
Service revenue	348	380	391	429	328	342	381	347	6.1	15.2	11.1	13.8	2.6	15.3	23.6	11.1

Notes:

(1)       The Group revised its segment structure during the year. See “Change in segments” on page 39.

(2)       The Group changed its presentation of revenue during the year. See “Change in presentation” on page 40.

ADDITIONAL INVESTOR INFORMATION

Asia Pacific and Middle East(1)(2)

	Quarter ended				Quarter ended				Quarter ended
	30 Jun	30 Sep	31 Dec	31 Mar	30 Jun	30 Sep	31 Dec	31 Mar	30 Jun		30 Sep		31 Dec		31 Mar
	2008	2008	2008	2009	2007	2007	2007	2008	% change		% change		% change		% change
	£m	£m	£m	£m	£m	£m	£m	£m	£	Organic	£	Organic	£	Organic	£	Organic

Voice revenue	992	1,008	1,130	1,219	647	828	886	927	53.3	9.5	21.7	7.4	27.5	6.7	31.5	1.5
Messaging revenue	102	106	110	115	82	85	98	104	24.4	10.5	24.7	10.3	12.2	4.9	10.6	3.5
Data revenue	58	73	77	86	23	23	37	89	100+	56.3	100+	100+	100+	44.4	(3.4)	87.0
Fixed line revenue	11	12	14	16	7	7	8	10	57.1	37.5	71.4	100+	75.0	55.6	60.0	60.0
Other service revenue	61	58	71	115	45	53	67	75	35.6	10.5	9.4	(2.4)	6.0	2.1	53.3	(15.8)
Service revenue	1,224	1,257	1,402	1,551	804	996	1,096	1,205	52.2	11.3	26.2	11.4	27.9	8.4	28.7	3.9

India(1)(2)

	Quarter ended				Quarter ended				Quarter ended
	30 Jun	30 Sep	31 Dec	31 Mar	30 Jun	30 Sep	31 Dec	31 Mar	30 Jun		30 Sep		31 Dec		31 Mar
	2008	2008	2008	2009	2007	2007	2007	2008	% change		% change		% change		% change
	£m	£m	£m	£m	£m	£m	£m	£m	£	Organic	£	Organic	£	Organic	£	Organic

Voice revenue	495	502	588	656	230	403	436	446
Messaging revenue	18	20	23	24	11	16	19	19
Data revenue	33	34	38	43	11	6	12	68
Fixed line revenue	–	–	–	–	–	–	–	–
Other service revenue	19	18	25	68	11	15	24	26
Service revenue	565	574	674	791	263	440	491	559	100+	–	30.5	–	37.3	–	41.5	–

Notes:

(1)       The Group revised its segment structure during the year. See “Change in segments” on page 39.

(2)       The Group changed its presentation of revenue during the year. See “Change in presentation” on page 40.

ADDITIONAL INVESTOR INFORMATION

RECONCILIATION OF ADJUSTED EARNINGS

31 March 2009	Reported £m		Adjustments £m		Adjusted £m

Operating profit	5,857		5,900	(1)	11,757

Non-operating income and expense	(44)		44	(2)	–
Investment income and financing costs	(1,624)		335	(3)	(1,289)
Profit before taxation	4,189		6,279		10,468

Income tax expense	(1,109)		(300	)(4)	(1,409)
Profit for the year	3,080		5,979		9,059

Attributable to:
– Equity shareholders	3,078		5,979		9,057
– Minority interests	2		–		2

Basic earnings per share	5.84	p			17.17	p

Notes:

(1)          Adjustment relates to the £5,900 million impairment losses for operations in Spain, Turkey and Ghana.

(2)          Includes a £39 million adjustment in relation to the broad based black economic empowerment transaction undertaken by Vodacom.

(3)          Includes a £570 million adjustment in relation to equity put rights and similar arrangements (see note 3 in net financing costs on page 8), offset by £235 million adjustment in relation to foreign exchange on certain intercompany balances and on financial instruments received as consideration in the disposal of Vodafone Japan to SoftBank, which completed in April 2006.

(4)          Represents a £155 million adjustment relating to tax on the adjustments used to derive adjusted profit before tax and £145 million relating to foreign exchange on tax balances.

31 March 2008	Reported £m		Adjustments £m		Adjusted £m

Operating profit	10,047		28	(1)	10,075

Non-operating income and expense	254		(254	)(2)	–
Investment income and financing costs	(1,300)		150	(3)	(1,150)
Profit before taxation	9,001		(76)		8,925

Income tax expense	(2,245)		44	(4)	(2,201)
Profit for the year	6,756		(32)		6,724

Attributable to:
– Equity shareholders	6,660		(32)		6,628
– Minority interests	96		–		96

Basic earnings per share	12.56	p			12.50	p

Notes:

(1)          Consists of a £28 million adjustment relating to other income and expense, which is comprised of a pre-tax charge offsetting the tax benefit arising on recognition of a pre-acquisition deferred tax asset (see note 4 below).

(2)          Includes £250 million representing the profit on the disposal of the Group’s 5.60% direct investment in Bharti Airtel.

(3)          Includes a £143 million adjustment in relation to equity put rights and similar arrangements (see note 2 in net financing costs on page 8) and a £7 million adjustment in relation to foreign exchange on certain intercompany balances and the foreign exchange on financial instruments received as consideration in the disposal of Vodafone Japan to SoftBank in April 2006.

(4)          Represents a £72 million adjustment relating to tax on the adjustments used to derive adjusted profit before taxation offset by a £28 million adjustment relating to the recognition of a pre-acquisition deferred tax asset.

KEY PERFORMANCE INDICATORS

MOBILE CUSTOMERS(1) – 1 APRIL 2008 TO 31 MARCH 2009

	NINE MONTHS ENDED 31 DEC 2008				QUARTER ENDED 31 MAR 2009
	1 APR	NET	OTHER	31 DEC	NET	OTHER	31 MAR	PREPAID
COUNTRY (in thousands)	2008	ADDITIONS	MOVEMENTS(2)	2008	ADDITIONS	MOVEMENTS(2)	2009
Europe(3)
Germany	34,412	1,757	–	36,169	(698)	–	35,471	54.9%
Italy	23,068	23	–	23,091	(177)	–	22,914	87.8%
Spain	16,039	499	–	16,538	372	–	16,910	41.0%
UK	18,537	629	–	19,166	(450)	–	18,716	58.5%
	92,056	2,908	–	94,964	(953)	–	94,011	63.0%
Other Europe
Albania	1,130	181	–	1,311	85	–	1,396	93.5%
Greece	5,460	300	–	5,760	146	–	5,906	70.2%
Ireland	2,264	(33)	–	2,231	(56)	–	2,175	70.0%
Malta	200	7	–	207	(6)	–	201	84.9%
Netherlands	4,252	291	–	4,543	75	–	4,618	41.0%
Portugal	5,209	375	–	5,584	55	–	5,639	78.7%
	18,515	1,121	–	19,636	299	–	19,935	67.6%
	110,571	4,029	–	114,600	(654)	–	113,946	63.7%
Africa and Central Europe(3)
Vodacom(4)	16,998	1,887	–	18,885	922	–	19,807	89.0%
Czech Republic	2,698	194	–	2,892	17	–	2,909	48.9%
Ghana	–	340	1,262	1,602	184	–	1,786	99.5%
Hungary	2,340	232	–	2,572	(10)	–	2,562	56.0%
Kenya	4,092	241	(4,333)	–	–	–	–	–
Poland	2,653	194	683	3,530	25	–	3,555	53.7%
Romania	8,921	729	–	9,650	(62)	–	9,588	61.7%
Turkey	16,935	(215)	–	16,720	(1,239)	–	15,481	87.3%
	54,637	3,602	(2,388)	55,851	(163)	–	55,688	80.5%
Asia Pacific and Middle East(3)
India	44,126	16,807	–	60,933	7,836	–	68,769	92.7%
Australia	3,690	149	76	3,915	55	–	3,970	67.0%
Egypt	14,073	3,538	–	17,611	1,330	–	18,941	96.0%
Fiji	223	141	–	364	(25)	–	339	96.4%
New Zealand	2,366	98	–	2,464	38	–	2,502	72.0%
Qatar	–	–	–	–	1	–	1	0.2%
	64,478	20,733	76	85,287	9,235	–	94,522	91.7%
Group	229,686	28,364	(2,312)	255,738	8,418	–	264,156	77.5%

Reconciliation to proportionate
Group	229,686	28,364	(2,312)	255,738	8,418	–	264,156	77.5%
Minority interests in above	(23,050)	(7,676)	155	(30,571)	(3,339)	–	(33,910)
Associates and investments:
Verizon Wireless	30,230	1,937	258	32,425	574	5,949	38,948	7.0%
Other	23,620	3,987	3,791	31,398	1,361	658	33,417	97.0%
	53,850	5,924	4,049	63,823	1,935	6,607	72,365
Proportionate(5)	260,486	26,612	1,892	288,990	7,014	6,607	302,611	83.0%

Europe(3)	118,843	4,212	–	123,055	(497)	–	122,558	60.8%
Africa and Central Europe(3)	52,496	3,740	1,596	57,832	(118)	658	58,372	80.5%
Asia Pacific and Middle East(3)	58,917	16,723	38	75,678	7,055	–	82,733	97.9%
Verizon Wireless	30,230	1,937	258	32,425	574	5,949	38,948	7.0%

Notes:

(1)          Group customers are presented on a controlled (fully consolidated) and jointly controlled (proportionately consolidated) basis in accordance with the Group’s current segments.

(2)          Other movements relate to Safaricom being accounted for as an associate from 28 May 2008 following the allocation of shares in its public offering and termination of the shareholders’ agreement with the Government of Kenya, the acquisition of Ghana Telecommunications on 15 August 2008 and subsequent revision of customer numbers in the quarter to December 2008 and acquisitions in a number of countries.

(3)          The Group revised its segment structure during the year. See “Change in segments” on page 39.

(4)          Vodacom refers to the Group’s interests in Vodacom Group (Pty) Limited and its subsidiaries, including those located outside of South Africa.

(5)          Proportionate customers are based on equity interests at 31 March 2009. However, the calculation of proportionate customers for India also assumes the exercise of call options that could increase the Group’s equity interest from 51.58% to 66.98%. These call options can only be exercised in accordance with Indian law prevailing at the time of exercise.

KEY PERFORMANCE INDICATORS

MOBILE CUSTOMER CHURN

		ANNUALISED CHURN INFORMATION IN THE QUARTER ENDED

COUNTRY		31 MAR 2008	30 JUN 2008	30 SEP 2008	31 DEC 2008	31 MAR 2009

Germany(1)	Total	22.6%	21.0%	18.9%	28.8%	28.9%

	Contract	15.1%	16.0%	15.6%	15.2%	15.3%

	Prepaid	28.5%	24.9%	21.5%	39.4%	39.9%

Italy	Total	27.5%	27.1%	30.3%	27.2%	27.0%

	Contract	18.1%	17.6%	15.8%	17.3%	16.9%

	Prepaid	28.4%	28.2%	32.0%	28.5%	28.3%

Spain	Total	24.1%	23.6%	24.3%	25.3%	24.1%

	Contract	16.6%	16.4%	16.1%	18.3%	18.3%

	Prepaid	34.3%	33.6%	36.0%	35.6%	32.5%

UK(2)	Total	35.7%	39.3%	38.5%	34.6%	41.0%

	Contract	17.3%	18.0%	17.5%	17.3%	21.9%

	Prepaid	47.8%	53.7%	52.9%	46.8%	54.7%

Vodacom	Total	41.0%	43.3%	45.8%	41.4%	39.5%

	Contract	8.8%	9.5%	9.9%	9.8%	11.6%

	Prepaid	45.1%	47.5%	50.4%	45.4%	43.0%

India	Total	40.0%	31.9%	32.2%	28.8%	25.2%

	Contract	35.4%	34.2%	30.8%	29.7%	27.2%

	Prepaid	40.5%	31.7%	32.3%	28.7%	25.0%

Notes:

(1)     The Group revised its segment structure during the year. See “Change in segments” on page 39.

(2)     The quarter ended 31 March 2009 includes the effect of one off disconnections of 310,000 contract customers.

3G DEVICES(1)

	NINE MONTHS ENDED 31 DEC 2008			QUARTER ENDED 31 MAR 2009
COUNTRY (in thousands)	1 APR 2008	NET ADDITIONS	31 DEC 2008	NET ADDITIONS	31 MAR 2009
Germany	5,836	1,850	7,686	516	8,202
Italy	5,905	1,412	7,317	229	7,546
Spain	5,264	1,567	6,831	237	7,068
UK	3,632	1,508	5,140	603	5,743
Other Europe	3,555	843	4,398	201	4,599
Europe(2)	24,192	7,180	31,372	1,786	33,158
Africa and Central Europe(2)	1,571	1,169	2,740	118	2,858
Asia Pacific and Middle East(2)(3)	1,297	1,956	3,253	2,309	5,562
Group	27,060	10,305	37,365	4,213	41,578
Consumer devices(3)	23,473	7,915	31,388	3,317	34,705
Enterprise devices(3)	3,587	2,390	5,977	896	6,873
Group	27,060	10,305	37,365	4,213	41,578

Notes:

(1)          3G devices only include those in the Group’s subsidiary and joint venture undertakings.

(2)          The Group revised its segment structure during the year. See “Change in segments” on page 39.

(3)          In the second quarter, Egypt launched 3G services. However, the systems were not in place to report 3G devices until the fourth quarter. 3G devices in the Asia Pacific and Middle East region now include 3G devices in Egypt, with all prior years being restated accordingly.

KEY PERFORMANCE INDICATORS

MOBILE VOICE USAGE VOLUMES

	TOTAL VOICE MINUTES(1) IN THE QUARTER TO
COUNTRY (in millions)	31 MAR 2008	30 JUN 2008	30 SEP 2008	31 DEC 2008	31 MAR 2009
Europe
Germany(2)	11,023	11,507	11,522	11,847	11,830
Italy	9,813	10,094	10,010	10,622	10,337
Spain	8,815	9,226	9,059	8,827	8,457
UK	9,508	9,650	9,597	9,762	10,195
Greece	2,262	2,395	2,443	2,370	2,281
Netherlands	2,077	2,260	2,108	2,313	2,278
Portugal	1,763	1,839	2,049	2,075	2,143
Other	1,787	1,970	1,911	1,994	1,952
	47,048	48,941	48,699	49,810	49,473

Africa and Central Europe(2)
Vodacom(3)	4,080	4,102	3,430	4,056	3,708
Romania	2,754	2,910	2,976	3,036	3,043
Turkey	6,155	6,876	7,028	7,122	6,816
Other(4)(5)	3,793	3,757	3,880	4,039	3,775
	16,782	17,645	17,314	18,253	17,342

Asia Pacific and Middle East(2)
India(6)	46,734	52,349	56,745	61,606	65,276
Egypt	6,398	7,112	7,810	7,975	7,990
Other	3,350	3,397	3,445	3,657	3,559

	56,482	62,858	68,000	73,238	76,825

Group(6)	120,312	129,444	134,013	141,301	143,640

Notes:

(1)

The total voice minute information presented in the table above represents network minutes, or the volume of minutes handled by each local network, and includes incoming, outgoing and visitor calls. The voice minute information in respect of Germany and New Zealand reflects billed minutes, under which calls are rounded up to the nearest minute under certain tariffs.

(2)	The Group revised its segment structure during the year. See “Change in segments” on page 39.
(3)	Vodacom refers to the Group’s interests in Vodacom Group (Pty) Limited and its subsidiaries, including those located outside of South Africa.
(4)	Ghana Telecommunications is included from 15 August 2008 following the completion of its acquisition.
(5)

With effect from 28 May 2008, “Other” minutes within the Africa and Central Europe area exclude the Group’s share of minutes for Safaricom as it is accounted for as an associate following the allocation of shares in its public offering and termination of the shareholders’ agreement with the Government of Kenya.

(6)	Vodafone Essar is included from 8 May 2007 and during the quarter ended 31 December 2008, historical mobile voice usage volumes were restated to eliminate inter-circle minutes.

KEY PERFORMANCE INDICATORS

AVERAGE MONTHLY MOBILE REVENUE PER USER IN THE QUARTER

COUNTRY		31 MAR 2008(1)	30 JUN 2008	30 SEP 2008	31 DEC 2008	31 MAR 2009

Europe:
Germany(2)	Total	16.9	17.0	16.8	16.2	15.7
(EUR)	Contract	32.0	32.4	32.4	31.2	29.6
	Prepaid	5.0	4.8	4.6	4.4	4.2
Italy	Total	20.8	21.3	21.7	21.5	20.8
(EUR)	Contract	62.1	60.6	56.5	56.0	51.7
	Prepaid	16.4	16.8	17.4	17.0	16.6
Spain	Total	32.6	32.6	33.3	30.3	28.0
(EUR)	Contract	45.4	45.4	45.9	41.7	39.0
	Prepaid	14.9	14.4	14.6	13.2	11.5
UK	Total	21.6	22.0	22.0	21.5	20.8
(GBP)	Contract	41.2	41.2	40.5	39.2	37.9
	Prepaid	8.4	8.6	8.8	8.5	8.2
Greece	Total	21.5	22.0	22.7	19.8	16.7
(EUR)	Contract	49.7	51.2	52.9	47.3	42.1
	Prepaid	8.4	8.4	8.6	7.3	5.6
Netherlands	Total	35.4	36.9	35.6	35.3	33.7
(EUR)	Contract	55.0	57.3	55.1	54.4	51.4
	Prepaid	9.4	9.4	9.3	8.7	8.3
Portugal	Total	21.2	21.4	21.6	18.8	18.2
(EUR)	Contract	50.9	51.5	51.4	45.7	43.3
	Prepaid	13.0	12.9	13.2	11.3	11.3

Africa and Central Europe(2):
Vodacom	Total	102.9	103.5	106.4	111.0	99.0
(ZAR)	Contract	452.9	445.2	446.7	440.4	423.0
	Prepaid	56.8	56.7	59.1	65.1	55.6
Romania	Total	9.7	10.3	10.4	9.9	8.0
(EUR)	Contract	19.6	21.2	21.2	20.1	16.1
	Prepaid	4.0	3.8	3.9	3.5	2.6
Turkey	Total	13.2	13.6	14.2	11.6	11.1
(TRY)	Contract	27.4	27.3	28.6	26.1	24.8
	Prepaid	11.4	11.8	12.3	9.8	9.1

Asia Pacific and Middle East(2):
India(3)	Total	350	332	305	295	274
(INR)	Contract	910	904	871	850	815
	Prepaid	287	272	250	245	229
Egypt	Total	63.2	62.1	61.5	55.7	49.4
(EGP)	Contract	286.7	293.5	292.9	254.3	242.7
	Prepaid	52.6	51.4	51.3	47.2	41.2

Notes:

(1)        The calculation of ARPU has been revised and now excludes fixed line revenue, fixed advertising revenue and revenue related to business managed services. Historical ARPU numbers have been restated inline with this new methodology.

(2)        The Group revised its segment structure during the year. See “Change in segments” on page 39.

(3)        With effect from the quarter ended 31 March 2009, ARPU for India excludes revenue from Indus Towers. All years are presented on a comparable basis.

OTHER INFORMATION

1)	Copies of this document are available from the Company’s registered office:

Vodafone House The Connection Newbury Berkshire RG14 2FN

2)	The preliminary results will be available on the Vodafone Group Plc website, www.vodafone.com, from 19 May 2009.

For further information:
Vodafone Group Plc
Investor Relations	Media Relations
Telephone: +44 (0) 1635 664447	Telephone: +44 (0) 1635 664444

Vodafone, the Vodafone logos, Vodafone Station and Vodacom are trade marks of the Vodafone Group. Other product and company names mentioned herein may be the trade marks of their respective owners. The RIM® and BlackBerry® families of trade marks, images and symbols are the exclusive properties and trade marks of Research in Motion Limited, used by permission. RIM and BlackBerry are registered with the US Patent and Trademark Office and may be pending or registered in other countries.

Copyright © Vodafone Group 2009

DEFINITION OF TERMS

Term	Definition

ARPU	Service revenue excluding fixed line revenue, fixed advertising revenue, revenue related to business managed services and revenue from certain tower sharing arrangements divided by average customers.

Contribution margin	The contribution margin is stated after direct costs, acquisition and retention costs and ongoing commissions.

Fixed broadband customer	A fixed broadband customer is defined as a physical connection or access point to a fixed line network.

Organic growth	The percentage movements in organic growth are presented to reflect operating performance on a comparable basis, both in terms of percentage of entity ownership, and exchange rate movements.

Pro forma growth	Pro forma growth is organic growth adjusted to include acquired business for the whole of both years.

For definitions of other terms please refer to page 155 of the Group’s Annual Report for the year ended 31 March 2008.

CHANGE IN SEGMENTS

During the current year, the Group revised its regions and segments. All years are presented on the current basis.

On 9 September 2008, the Group announced that the EMAPA region would be reorganised to provide greater focus on the Group’s higher growth markets. As a result, two new regions were created, Africa and Central Europe and Asia Pacific and Middle East. The Africa and Central Europe region includes the Group’s interests in the Czech Republic, Ghana, Hungary, Kenya, Poland, Romania, Turkey and Vodacom. Vodacom refers to Vodacom Group (Pty) Limited and its subsidiaries, including those located outside of South Africa. The Asia Pacific and Middle East region includes Australia, China, Egypt, Fiji, India, New Zealand and Qatar. Verizon Wireless is reported as a separate segment.

Germany and Arcor are now presented as one segment following the acquisition of the remaining 26.4% of Arcor in May 2008, taking the Group’s ownership to 100%, and the alignment of the internal management structure.

OTHER INFORMATION

CHANGE IN PRESENTATION

During the year, the Group revised its presentation of revenue and costs. All years are presented on the current basis.

Visitor revenue and revenue from MVNOs are now reported in the line ‘other service revenue’. This revenue was previously reported within each of the lines for voice, messaging and data revenue. Visitor revenue represents the amounts received by a Vodafone operating company when customers of another operator, including those of other Vodafone companies, roam onto its network. Visitor revenue previously reported within data revenue will continue to be included in the measurement of total communications initiatives.

In the revised presentation of costs:

•                  direct costs include amounts previously reported as interconnect costs and other direct costs, except for expenses related to ongoing commissions;

•                  customer costs include amounts previously reported within acquisition costs and retention costs, as well as expenses related to ongoing commissions, marketing, customer care and sales and distribution; and

•                  operating expenses are now comprised primarily of network and IT related expenditure, support costs from HR and finance and certain intercompany items.

FORWARD-LOOKING STATEMENTS

This document contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives.

In particular, such forward-looking statements include statements with respect to expectations regarding the Group’s financial condition or results of operations contained within the Chief Executive’s statement on pages 2 to 4 and the Outlook for the 2009 financial year on page 6 of this document, and expectations for the Group’s future performance generally; expectations regarding the operating environment and market conditions and trends, including customer mix and usage, competitive pressures and price trends; intentions and expectations regarding the development and launch of products, services and technologies introduced by Vodafone or by Vodafone in conjunction with third parties; anticipated benefits to the Group from cost reduction or efficiency programmes, including the £1 billion cost reduction programme; growth in customers and usage; growth in mobile data, enterprise and broadband; growth in emerging markets, especially India, Turkey and Africa; expectations regarding foreign exchange rates and interest rates; expectations regarding revenue, adjusted operating profit, EBITDA margins, capital expenditure, dividend policy, shareholder returns, free cash flow, costs, tax payments and tax rates; expectations regarding capital intensity, capital expenditures and depreciation and amortisation charges; expectations regarding liquidity and capitalisation, including net debt; expected benefits associated with the merger of Vodafone Australia with Hutchison 3G Australia; expectations regarding the integration or performance of current and future investments, associates, joint ventures and newly acquired businesses; and the rate of dividend growth by the Group or its existing investments; and the impact of regulatory and legal proceedings involving Vodafone and of scheduled or potential regulatory changes.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets”. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following: general economic and political conditions in the jurisdictions in which the Group operates and changes to the associated legal, regulatory and tax environments; increased competition, from both existing competitors and new market entrants, including mobile virtual network operators; levels of investment in network capacity and the Group’s ability to deploy new technologies, products and services in a timely manner, particularly data content and services; rapid changes to existing products and services and the inability of new products and services to perform in accordance with the Group’s expectations, including as a result of third party or vendor marketing efforts; the ability of the Group to integrate new technologies, products and services with existing networks, technologies, products and services; the Group’s ability to generate and grow revenue from both voice and non-voice services and achieve expected cost savings; a lower than expected impact of new or existing products, services or technologies on the Group’s future revenue, cost structure and capital expenditure outlays; slower than expected customer growth, reduced customer retention, reductions or changes in customer spending and increased pricing pressure; the Group’s ability to expand its spectrum position, win 3G allocations and realise expected synergies and benefits associated with 3G; the Group’s

OTHER INFORMATION

ability to secure the timely delivery of high quality, reliable handsets, network equipment and other key products from suppliers; loss of suppliers, disruption of supply chains and greater than anticipated prices of new mobile handsets; changes in the costs to the Group of, or the rates the Group may charge for, terminations and roaming minutes; the Group’s ability to realise expected benefits from acquisitions, partnerships, joint ventures, franchises, brand licences or other arrangements with third parties, particularly those related to the development of data and internet services; acquisitions and divestments of Group businesses and assets and the pursuit of new, unexpected strategic opportunities which may have a negative impact on the Group’s financial condition and results of operations; the Group’s ability to integrate acquired business or assets and the imposition of any unfavourable conditions, regulatory or otherwise, on any pending or future acquisitions or dispositions; the extent of any future write-downs or impairment charges on the Group’s assets, or restructuring charges incurred as a result of an acquisition or disposition; developments in the Group’s financial condition, earnings and distributable funds and other factors that the Board of Directors takes into account in determining the level of dividends; the Group’s ability to satisfy working capital requirements through borrowing in capital markets, bank facilities and operations; changes in exchange rates, including particularly the exchange rate of pounds sterling to the euro and the US dollar; changes in the regulatory framework in which the Group operates, including the commencement of legal or regulatory action seeking to regulate the Group’s permitted charging rates; the impact of legal or other proceedings against the Group or other companies in the mobile communications industry; and changes in statutory tax rates and profit mix, the Group’s ability to resolve open tax issues and the timing and amount of any payments in respect of tax liabilities. All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: May 20, 2009	By:	/s/ S R SCOTT
Name:	Stephen R. Scott
Title:	Group General Counsel and
Company Secretary